Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

ZYNERBA PHARMACEUTICALS, INC.

at

$1.1059 per share, in cash, without interest and less any applicable tax withholding, plus, one non-tradable contingent value right (“CVR”) per share, which represents the contractual right to receive contingent payments in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones by

XYLOPHONE ACQUISITION CORP.

a wholly owned subsidiary of

HARMONY BIOSCIENCES HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 26, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba”), in exchange for (a) $1.1059 per Share in cash (the “Closing Amount”) without interest and subject to deduction for any required withholding under applicable tax law, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones (the Closing Amount plus one CVR, collectively, the “Offer Price”) upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”) (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Zynerba, Harmony and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zynerba continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Harmony (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who comply in all respects with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (clause (iv), the “Appraisal Shares” and, clauses (i) through (iv) collectively, the “Excluded Shares”)), including certain Shares that are subject to vesting or forfeiture restrictions granted pursuant to the Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”), will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The CVRs are governed by the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by Harmony with Computershare Limited, as the rights agent (the “Rights Agent”).

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions, the Minimum Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of Zynerba (the “Zynerba Board”) unanimously (i) approved, adopted and declared advisable the execution, delivery and performance by Zynerba of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”), (ii) determined that the Transactions are in the best interest of Zynerba and its stockholders, (iii) resolved that the Merger Agreement will be governed by and effected under Section 251(h) of the DGCL and (iv) recommended that Zynerba stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

As of August 28, 2023, none of Harmony, Purchaser or their respective associates or affiliates owned any Shares. Harmony and Purchaser may, however, be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 7,592,498 Shares, or approximately 13.1% of the outstanding Shares, as of August 24, 2023, as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below) (see Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements”).

In connection with the execution of the Merger Agreements, Harmony and Purchaser have entered into Tender and Support Agreements with the directors and executive officers of Zynerba other than Kenneth Jones (collectively, the “Supporting Stockholders,” and each, a “Supporting Stockholder”), who collectively held shares representing approximately 6.9% of the voting power represented by the issued and outstanding Shares as of August 14, 2023 (the “Tender and Support Agreements”). Each Tender and Support Agreement provides, among other things, that the Supporting Stockholders will (i) tender all of the Shares held by such Supporting Stockholder in the Offer; (ii) vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, if applicable; (iii) vote against other proposals that may impede, delay, postpone, interfere with, nullify, prevent or adversely affect the proposal to acquire Zynerba, and (iv) agree to certain other restrictions on such stockholder’s ability to take actions with respect to Zynerba and its Shares, including, subject to certain exceptions, transfer such Shares.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page i of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE RELATED LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Tender Offer is:

1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com
IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must:

•
If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”). These materials must be delivered to the Depositary prior to the Expiration Time (as defined below).

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) prior to the Expiration Time.

Questions or requests for assistance may be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both documents carefully and in their entirety before making a decision with respect to the Offer.

Table of Contents

SUMMARY TERM SHEET		1
INTRODUCTION		14
THE TENDER OFFER		16
1.	Terms of the Offer	16
2.	Acceptance for Payment and Payment for Shares	17
3.	Procedures for Accepting the Offer and Tendering Shares	18
4.	Withdrawal Rights	21
5.	Material U.S. Federal Income Tax Consequences	22
6.	Price Range of Shares; Dividends on the Shares	25
7.	Certain Information Concerning Zynerba	26
8.	Certain Information Concerning Harmony and Purchaser	27
9.	Source and Amount of Funds	28
10.	Background of the Offer; Past Contacts or Negotiations with Zynerba	29
11.	The Merger Agreement; Other Agreements	34
12.	Purpose of the Offer; Plans for Zynerba	50
13.	Certain Effects of the Offer	51
14.	Dividends and Distributions	52
15.	Conditions of the Offer	52
16.	Certain Legal Matters; Regulatory Approvals	54
17.	Appraisal Rights	55
18.	Fees and Expenses	57
19.	Miscellaneous	57

SCHEDULE I

Directors and Executive Officers of Purchaser and Harmony	Sch I-1

i

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. You are urged to read carefully this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Zynerba contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided by Zynerba to Harmony and Purchaser or has been taken from, or is based upon, publicly available documents or records of Zynerba on file with the SEC or other public sources at the time of the Offer. Harmony and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought
Subject to certain conditions, including the satisfaction of the Minimum Condition (as described in Section 15 — “Conditions of the Offer”), all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zynerba.

Price Offered Per Share
Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal: (a) $1.1059 in cash, without interest and subject to deduction for any required withholding under applicable tax law, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions set forth in the CVR Agreement.

Scheduled Expiration of Offer	5:00 p.m., Eastern Time, on September 26, 2023, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Xylophone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Harmony.

Zynerba Board Recommendation	The Zynerba Board unanimously resolved to recommend that Zynerba stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Harmony’s Existing Interests
As of August 24, 2023, none of Harmony, Purchaser or their respective associates or affiliates owned any Shares. Harmony and Purchaser may, however, be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 7,592,498 Shares, or approximately 13.1% of the outstanding Shares as of such date, as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below) (see Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements”).

Each Tender and Support Agreement provides, among other things, that the Supporting Stockholders will (i) tender all of the Shares held by such Supporting Stockholder in the Offer; (ii) vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, if applicable; (iii) vote against other proposals that may impede, delay, postpone, interfere with, nullify, prevent or adversely affect the proposal to acquire Zynerba, and (iv) agree to certain other restrictions on such stockholder’s ability to take actions with respect to Zynerba and its Shares, including, subject to certain exceptions, transfer such Shares.

Who is offering to buy my securities?

•
Xylophone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Harmony, which was formed solely for the purpose of facilitating the acquisition of Zynerba by Harmony, is offering to buy all Shares in exchange for the Offer Price.

•
Unless the context indicates otherwise, in this Offer to Purchase, the terms “us,” “we” and “our” refers to Purchaser together with, where appropriate, Harmony. The term “Purchaser” refers to Xylophone Acquisition Corp. alone, the term “Harmony” refers to Harmony Biosciences Holdings, Inc. alone and the term “Zynerba” refers to Zynerba Pharmaceuticals, Inc., alone.

See Section 8 — “Certain Information Concerning Harmony and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

•
Purchaser is offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer to purchase the Shares.

See Section 1 — “Terms of the Offer.”

Why are you making the Offer?

•
We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Zynerba. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, Zynerba will become a wholly owned subsidiary of Harmony. In addition, we will cause the Shares to be delisted from the Nasdaq Capital Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger, and Zynerba will cease to be a publicly-traded company.

Who can participate in the Offer?

•	The Offer is open to all holders and beneficial owners of the Shares.

How much are you offering to pay?

•
Purchaser is offering to pay (a) $1.1059 per Share in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments in cash, without interest and subject to deduction for any required withholding under applicable tax law, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions set forth in the CVR Agreement.

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

•
If you are the holder of record of your Shares and you directly tender your Shares to us in the Offer, you will not need to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”

Is there an agreement governing the Offer?

•
Yes. Zynerba, Harmony and Purchaser have entered into an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement contains, among other things, the terms and conditions of the Offer and, following the consummation of the Offer, the Merger.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What is the CVR and how does it work?

•
The CVRs represent the right to receive contingent payments in cash, without interest and less any applicable tax withholding (collectively, the “Milestone Payments” and each individually, a “Milestone Payment”) payable to the Rights Agent for the benefit of the holders of CVRs upon the achievement of a specified milestone and otherwise in accordance with the Merger Agreement (each such milestone, a “Milestone”), as follows:

-
an aggregate milestone payment of $15,000,000, payable upon the completion of the last patient’s last visit in Zynerba’s RECONNECT (ZYN2-CL-033) clinical trial (the “Pivotal Study”) for Zygel™ (ZYN002) (the “Product”) by or before June 30, 2026;

-
upon the completion of the Pivotal Study and a finding that the data from the Pivotal Study meets the primary end point(s) with statistical significance as set forth in the protocol of the Pivotal Study (“Milestone 2”), an aggregate milestone payment of :

(i) $30,000,000 if Milestone 2 is achieved by or before December 31, 2024;

(ii) $20,000,000 if Milestone 2 is achieved between January 1, 2025 and June 30, 2025; or

(iii) $10,000,000 if Milestone 2 is achieved on or after July 1, 2025;

-
an aggregate milestone payment of $35,000,000, payable upon the achievement of approval from the U.S. Food and Drug Administration of the New Drug Application (“NDA Approval”) with respect to the Product in Fragile X syndrome (“Milestone 3”);

-	an aggregate milestone payment of $15,000,000, payable upon the achievement of NDA Approval with respect to the Product in the Second Indication (as defined in the CVR Agreement);

-
an aggregate milestone payment of $15,000,000, payable upon the achievement of worldwide aggregate Net Sales (as defined in the CVR Agreement) of the Product (inclusive of all indications) of at least $250,000,000, calculated on a cumulative basis for all Calendar Years (as defined in the CVR Agreement) (or portion thereof) if Milestone 3 is achieved by or before December 31, 2030 (“Milestone 5”); and

-
an aggregate milestone payment of $30,000,000, payable upon the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) of at least $500,000,000, calculated on a cumulative basis for all Calendar Years (or portion thereof) and inclusive of all Net Sales applied toward achievement of Milestone 5 if Milestone 3 is achieved by or before December 31, 2030.

•	The CVR Agreement and the rights of holders of CVRs to achieve Milestones thereunder will terminate automatically on December 31, 2040.

•
Each holder of a CVR and each holder of certain Company Stock Options (in accordance with the terms of the Merger Agreement) are entitled to the Milestone Payments, in each case in accordance with the terms of the CVR Agreement and the Merger Agreement.

•
For each Milestone, the amount payable per CVR and to each Company Stock Option entitled to payment under Section 3.7(b) of the Merger Agreement (the “Out-of-the-Money Option”) will be calculated by adding the amount by which the aggregate exercise price of all Out-of-the-Money Options exceeds the aggregate Closing Amount for such Out-of-the-Money Options to the applicable milestone payment, and dividing that amount by the “Fully Diluted Share Amount” at the time of achievement of the Milestone. “Fully Diluted Share Amount” means (1) the sum of the total number of Shares outstanding prior to the Effective Time plus (2) the total number of shares of common stock of Zynerba issuable pursuant to In-the-Money Company Stock Options plus (3) the total number of shares of common stock of Zynerba issuable pursuant to Company Restricted Stock Awards plus (4) the total number of shares of common stock of Zynerba issuable pursuant to Out-of-the-Money Options with respect to such Milestone.

•
Harmony will, and will cause its affiliates and any sublicensees to, use Commercially Reasonable Efforts to achieve each Milestone; provided that use of Commercially Reasonable Efforts does not guarantee that Harmony will achieve any Milestone by a specific date or at all. Whether any Milestone is achieved will depend on many factors, some within control of Harmony and others outside the control of Harmony. Neither Harmony nor any of its affiliates may act in bad faith for the purpose of avoiding achievement of any Milestone or the payment of the Milestone Payments.

•
More than one Milestone may be achieved in a given calendar year, but each Milestone may only be achieved once. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or whether or when any of the payments will be required of Harmony with respect to any Milestone. If a Milestone is not achieved in the applicable timeframe, the associated Milestone Payment will not be due or payable to holders of the CVRs and any associated covenants and obligations of Harmony and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

•
The right to payment described above is solely a contractual right governed by the terms and conditions set forth in the CVR Agreement. Holders of CVRs will have no greater rights against Harmony than those accorded to general, unsecured creditors under applicable law.

•
The U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the Internal Revenue Service, or the IRS, would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement” and Section 5 — “Material U.S. Federal Income Tax Consequences.” All terms that are capitalized in this section but not defined shall have the meanings set forth in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

Is it possible that no payment will become payable to holders of the CVRs?

•
Yes. It is possible that none of the Milestones described above will be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and no payment with respect to the CVRs you hold will be made. It is not possible to predict what payment (if any) will become payable with respect to the CVRs, or the timing of any such payment. The CVR Agreement requires Harmony to undertake Commercially Reasonable Efforts (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) to achieve each Milestone, but there can be no assurance that any Milestone will be achieved or whether or when any of the payments described above will be made.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

May I transfer my CVRs?

•	The CVRs will not be transferable except:

-	by will or intestacy upon death of a holder;

-	by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor;

-	pursuant to a court order;

-
by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity;

-	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary;

-	if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or

-	to Harmony or one of its affiliates in connection with the abandonment of such CVR by the applicable holder in accordance with the CVR Agreement.

For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

Are there any other material terms of the CVRs?

•
The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights or bear a stated rate of interest and will not represent any equity or ownership interest in Harmony, Purchaser, or Zynerba or any of their respective Affiliates or Subsidiaries. The CVRs will not be registered with the SEC or listed for trading.

•
Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. The CVR Agreement provides that, other than the rights of the Rights Agent (as defined below) as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (as defined below in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue or under any provision of the CVR Agreement, to direct the Rights Agent to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement.

•
Additionally, the CVR Agreement provides Harmony and Purchaser the right to amend, without the consent of holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) adding to the covenants of Harmony and Purchaser for the protection of holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs), (ii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs), (iii) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any rules and regulations promulgated thereunder, (iv) providing for a successor rights agent, (v) reducing the number of CVRs in the event any holder agrees to renounce its rights under the CVR Agreement in accordance with the terms thereunder and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs. Harmony or Purchaser may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to your interests as a holder of CVRs, if Harmony and Purchaser obtain the written consent of the Acting Holders.

See Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged pursuant to the Merger?

•
The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder (as defined below in Section 5—“Material U.S. Federal Income Tax Consequences”) recognizes, and the timing and character of such gain or loss, depend in part on the U.S. federal income tax treatment of the CVRs. In general, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Harmony intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.” As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally is expected to (except to the extent any portion of such payment is required to be treated as imputed interest as defined below in Section 5—“Material U.S. Federal Income Tax Consequences”) recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer and the Merger and of subsequent payments (if any) received with respect to the CVRs.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

Does Purchaser have the financial resources to pay for all of the Shares that it is offering to purchase pursuant to the Offer?

•
Yes. We estimate that we will need approximately $60 million in cash to purchase all of the Shares not already owned by Harmony pursuant to the Offer and to complete the Merger. Harmony will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. In addition, Harmony will need approximately $140 million to pay the maximum aggregate amount that holders of CVRs may be entitled to receive if all Milestones are achieved. Harmony has or will have available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Harmony’s or Purchaser’s ability to finance or fund the purchase of the Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

•	We do not think Purchaser’s financial condition is relevant to your decision to tender Shares in the Offer because:

-
the Offer is being made for all issued and outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be payable by Harmony in cash upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of the CVR Agreement);

-
through Harmony, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and

-	the Offer and the Merger are not subject to any financing condition.

•
While, for the reasons stated above, we do not believe Purchaser’s financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares in the Offer:

-	Harmony’s future financial condition could deteriorate such that Harmony would not have the necessary cash or cash equivalents to pay, or cause to be paid, the Milestone Payments if and when due;

-
holders of CVRs will have no greater rights against Harmony or the Surviving Corporation than those accorded to general unsecured creditors of Harmony or the Surviving Corporation, as applicable, under applicable law;

-
the CVRs will be effectively subordinated in right of payment to all of Harmony’s and the Surviving Corporation’s secured obligations, if any, to the extent of the collateral securing such obligations;

-
the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Harmony’s subsidiaries; and

-
the filing of a bankruptcy petition by or on behalf of Harmony or the Surviving Corporation may prevent Harmony or the Surviving Corporation from making some or all payments that may become payable with respect to the CVRs, or the timing of any such payment.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

•
Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the number of Shares, if any, then owned beneficially by Harmony and Purchaser (together with their wholly owned subsidiaries), would represent a one more Share than 50% of the Shares outstanding as of the Expiration Time. See Section 15 — “Conditions of the Offer.”

Does Harmony already beneficially own Shares?

•
As of August 24, 2023, none of Harmony, Purchaser or their respective associates or affiliates owned any Shares. Harmony and Purchaser may, however, be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 7,592,498 Shares, or approximately 13.1% of the outstanding Shares as of such date, as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below) (see Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements”).

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

•
Yes. On August 14, 2023, in connection with the execution and delivery of the Merger Agreement, the executive officers and directors of Zynerba, solely in their respective capacities as stockholders of Zynerba, entered into the tender and support agreements (the “Tender and Support Agreements”) with Harmony and Purchaser, pursuant to which each Supporting Stockholder agreed, among other things, to (i) tender all of the Shares held by such Supporting Stockholder in the Offer; (ii) vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, if applicable; (iii) vote against any other proposal that may impede, delay, postpone, interfere with, nullify, prevent or adversely affect the proposal to acquire Zynerba, and (iv) agree to certain other restrictions on its ability to take actions with respect to Zynerba and its Shares, including, subject to certain exceptions, transfer such Shares. The Supporting Stockholders collectively beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) approximately 13.1% of the outstanding Shares as of August 24, 2023.

•
Each Tender and Support Agreement terminates upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) mutual written consent of each of Harmony, Purchaser and the Supporting Stockholder or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without such Supporting Stockholder’s consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Zynerba pursuant to the terms of the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

•
Neither we nor Zynerba are under any obligation to pursue or consummate the Merger if the Offer is not consummated as set forth in this Offer to Purchase. See Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

•
You will have until the Expiration Time to tender your Shares in the Offer. The term “Expiration Time” means 5:00 p.m., Eastern Time, on September 26, 2023, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

•	Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides:

(i)
if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”) has not been satisfied (subject to the right of Harmony to waive any Offer Condition, other than the Minimum Condition and Termination Condition), Purchaser may, and at the request of Zynerba, Purchaser will, extend the Offer for one or more consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Zynerba and Harmony), until such time as such conditions have been satisfied or waived; and

(ii)	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.

•
Notwithstanding clauses (i) and (ii) above, Purchaser is not required to extend the Offer beyond the earlier to occur of (i) the first business day immediately following November 12, 2023 or (ii) the valid termination of the Merger Agreement.

See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

•	No. A subsequent offering period for the Offer is not contemplated.

How will I be notified if the Offer is extended?

•
If we extend the Offer, we intend to inform Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

•
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by the scheduled Expiration Time of the Offer, including, among other conditions:

-	the Minimum Condition (as defined below in Section 15 — “Conditions of the Offer”);

-	The Termination Condition (as defined below in Section 15 — “Conditions of the Offer”);

-	the Order Condition (as defined below in Section 15 — “Conditions of the Offer”);

-	the Representations Condition (as defined below in Section 15 — “Conditions of the Offer”);

-	the Covenants Condition (as defined below in Section 15 — “Conditions of the Offer”); and

-	the absence of a Company Material Adverse Effect (as defined below in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement”).

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

•
If you hold your Shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that accompanies this Offer to Purchase in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary. These materials must be delivered to the Depositary prior to the Expiration Time.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request your broker, dealer, commercial bank, trust company or other nominee to tender your Shares through ATOP prior to the Expiration Time.

•
We are not providing for guaranteed delivery procedures. Therefore, Zynerba stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC. Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday. Zynerba stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

•
If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate Closing Amount for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

•
You may withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment within sixty (60) days of commencement of the Offer, you may withdraw them at any time after October 27, 2023, the 60th day after commencement of the Offer, until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I validly withdraw previously tendered Shares?

•
To validly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary prior to the Expiration Time. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares in a timely manner prior to the Expiration Time.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Zynerba Board?

•
Yes. The Zynerba Board unanimously (i) approved, adopted and declared advisable the execution, delivery and performance by Zynerba of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (collectively, the “Transactions”), (ii) determined that the Transactions are in the best interest of Zynerba and its stockholders, (iii) resolved that the Merger Agreement will be governed by and effected under Section 251(h) and of the DGCL and (iv) recommended that Zynerba stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

•
Descriptions of the reasons for the Zynerba Board’s recommendation and approval of the Offer are set forth in Zynerba Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Zynerba stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Recommendation of the Zynerba Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will Zynerba continue as a public company?

•
No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, Zynerba will become a wholly owned subsidiary of Harmony. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of Zynerba stockholders be required to approve the Merger?

No. If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure the adoption of the Merger Agreement without any vote of the Company’s stockholders under Section 251(h) of the DGCL to complete the Merger. As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger will be effected as soon as practicable following the consummation of the Offer.

See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

•
If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements”), Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be converted into the right to receive the Offer Price from Purchaser, without interest and less any applicable tax withholding.

•
If the Merger is completed, Zynerba stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL. See Section 17 — “Appraisal Rights.”

•
However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Zynerba stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and Zynerba will no longer be required to make filings with the SEC under the Exchange Act.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock awards in the Offer?

•
At the Effective Time, each option to purchase Shares granted under the Company Equity Plan (each such option, a “Company Stock Option”) outstanding and unexercised immediately prior to the Effective Time with a per share exercise price less than $2.71, whether or not vested, will be immediately cancelled and automatically converted into the right to receive, without interest and subject to any required withholding:

-
(i) for each Company Stock Option that has a per share exercise price that is less than the Closing Amount (the “In-the-Money Company Stock Options”), an amount equal to (A) an amount in cash from Harmony or the Surviving Corporation equal to the excess of the Closing Amount over the per share exercise price of such In-the-Money Company Stock Option and (B) one CVR; or

-
(ii) for each Company Stock Option that has a per share exercise price that is equal to or greater than the Closing Amount but less than $2.71 (the “Eligible Options”), an amount equal to (A) the amount, if any, by which (I) the Closing Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid exceeds (II) the per share exercise price of such Eligible Option minus (B) the gross amount of Milestone Payments previously paid with respect to such Company Common Stock Option underlying such Eligible Option.

•	Each Company Stock Option that has a per share exercise price equal to or greater than $2.71 will be canceled without any consideration payable therefor.

•
Each restricted stock award (each such award, a “Company Restricted Stock Award”) granted under the Company Equity Plan that is outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive (without interest and subject to any required withholding) (i) an amount in cash from Harmony or the Surviving Corporation equal to the Closing Amount and (ii) one CVR.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

What is the market value of my Shares as of a recent date?

•
On August 11, 2023, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $0.339 per Share. On August 25, 2023, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $1.325 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”

Will I have appraisal rights in connection with the Offer?

•
No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price. More information regarding Section 262 of the DGCL, including how to access it without subscription or cost, is set forth in Zynerba’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to Zynerba stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal).

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

•
You may call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), toll free at (800) 322-2885. See the back cover of this Offer to Purchase for additional contact information for the Information Agent.

INTRODUCTION

Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba”), in exchange for (a) $1.1059 per Share (the “Closing Amount”) without interest and subject to deduction for any required withholding under applicable tax law, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones (the Closing Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”) (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 14, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Zynerba, Harmony and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Zynerba continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Harmony (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of Zynerba, (ii) owned by Harmony or Purchaser at the commencement of the Offer, (iii) irrevocably accepted for payment in the Offer, or (iv) that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL and who complies in all respects with, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Appraisal Shares” and, clauses (i) through (iv) collectively, the “Excluded Shares”)), including certain Shares that are subject to vesting or forfeiture restrictions granted pursuant to the Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”), will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The CVRs are governed by the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by Harmony with Computershare Limited, as the rights agent (the “Rights Agent”).

Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement.”

Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The Board of Directors of Zynerba (the “Zynerba Board”) unanimously adopted resolutions (i) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, (ii) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were in the best interests of Zynerba and its stockholders, (iii) resolving that the Merger Agreement will be governed by and effected under Section 251(h) of the DGCL, and (iv) recommending that the Zynerba stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Descriptions of the Zynerba Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in Zynerba’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Zynerba stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and Merger” and “Reasons for the Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions, the Minimum Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

Zynerba has advised Harmony that, at a meeting of the Zynerba Board held on August 12, 2023, MTS Securities, LLC (“MTS Securities”), an affiliate of Zynerba’s financial advisor, MTS Health Partners, L.P. (“MTS”), rendered to the Zynerba Board its oral opinion and subsequently confirmed in its written opinion, dated August 12, 2023, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Offer Price to be paid in the Offer and the Merger to holders of Shares (other than the Excluded Shares) pursuant to the Transactions was fair, from a financial point of view, to such holders. The full text of the written opinion of MTS Securities sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion and is attached as Exhibit (a)(5)(A) to the Schedule 14D-9.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Time, pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time as described in Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

(i)
if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”) has not been satisfied (subject to the right of Harmony to waive any Offer Condition, other than the Minimum Condition and Termination Condition), Purchaser may, and at the request of Zynerba, Purchaser will, extend the Offer for one or more consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Zynerba and Harmony), until such time as such conditions have been satisfied or waived, to the extent permitted; and

(ii)	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.

In each case, Purchaser will not be required to extend the Offer beyond the first business day immediately following November 12, 2023 (the “End Date”), unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized below in Section 11 —“The Merger Agreement; Other Agreements —Merger Agreement —Termination.”

If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights,” except as otherwise required by Rule 14e-1(c) under the Exchange Act.

Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or modify the terms of the Offer, in whole or in part, including the Offer Price, except that Zynerba’s prior written consent is required for Purchaser to:

(i)	decrease the Closing Amount or Offer Price, decrease the number of CVRs issued per share of common stock, or change the form of consideration payable in the Offer;

(ii)	impose any additional condition to the Offer beyond the Offer Conditions;

(iii)	decrease the number of Shares sought pursuant to the Offer;

(iv)	amend, modify or waive the Minimum Condition or the Termination Condition;

(v)
amend, modify, or supplement any of the terms of the Offer or the Offer Conditions in any manner adversely affecting any of the holders of Shares or that could reasonably be expected to have an adverse effect on any of the holders of Shares or prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Harmony or Purchaser to consummate the Offer, the Merger or the other Transactions;

(vi)	terminate the Offer, accelerate, extend or otherwise change the Expiration Time (except as required or expressly permitted by the Merger Agreement) or provide any subsequent offering period; or

(vii)	amend or modify the terms of the CVRs or the CVR Agreement; or

(viii)	take any action that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of Shares sought, a minimum of ten (10) business days is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in the consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Harmony will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time. Under certain circumstances described in the Merger Agreement, Harmony or Zynerba may terminate the Merger Agreement.

Zynerba has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Zynerba’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Zynerba’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer as promptly as practicable after the scheduled Expiration Time (the date and time of acceptance for payment, the “Acceptance Time”). We will, as promptly as practicable after the Acceptance Time, pay, or cause the paying agent for the Offer (the “Depositary”) to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program (“ATOP”), an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment in accordance with Rule 14e-1(c).

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Harmony and the Rights Agent will enter into the CVR Agreement. Neither Purchaser nor Harmony will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 —“The Merger Agreement; Other Agreements — CVR Agreement.”

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be promptly returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) promptly following the Expiration Time or, as applicable, the termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal or the Depositary must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and, to the extent the Shares are not already held with the Depositary, either (i) in the case of certificated Shares, the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) in the case of Shares held in book-entry form, such Shares must be tendered pursuant to the procedures for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, Zynerba stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC. Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday. Zynerba stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the holder(s) of record (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is issued in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the holder(s) of record, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the holder(s) of record that appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s ATOP, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL, THE AGENT’S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF WILL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY PRIOR TO THE EXPIRATION TIME.

Tender Constitutes Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Harmony or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Zynerba stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of Zynerba.

Stock Options and Restricted Stock Awards.

The Offer is being made only for Shares and not for outstanding stock options or restricted stock awards granted by Zynerba. Following the consummation of the Offer and at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time with a per share exercise price of less than $2.71, whether or not vested, will be immediately cancelled and automatically converted into the right to receive, without interest and subject to any required withholding: (i) for each Company Stock Option that has a per share exercise price that is less than the Closing Amount (the “In-the-Money Company Stock Options”), an amount equal to, (A) an amount in cash from Harmony or the Surviving Corporation equal to the excess of the Closing Amount over the per share exercise price of such In-the-Money Company Stock Option and (B) one CVR; or (ii) for each Company Stock Option that is entitled to receive consideration pursuant to Section 3.7(b) of the Merger Agreement in connection with the payment of such Milestone Payment (“Out-of-the-Money Option”), an amount equal to (A) the amount, if any, by which (I) the Closing Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid exceeds (II) the per share exercise price of such Out-of-the-Money Option minus (B) the gross amount of Milestone Payments previously paid with respect to such share of Company Common Stock underlying such Out-of-the-Money Option. Each Company Stock Option that has a per share exercise price equal to or greater than $2.71 will be canceled without any consideration payable therefor.

Following the consummation of the Offer and at the Effective Time, each Company Restricted Stock Award granted under the Company Equity Plan that is outstanding immediately prior to the Effective Time will be cancelled, and automatically converted into the right to receive (without interest and subject to any required withholding) (i) an amount in cash from Harmony or the Surviving Corporation equal to the Closing Amount and (ii) one CVR. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of Zynerba for Shares in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8 or, in each case, applicable successor form) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the Expiration Time (i.e., at any time prior to 5:00 p.m., New York City time, on September 26, 2023), or in the event the Offer is extended, on such date and time to which the Offer is extended. Thereafter, tenders are irrevocable except that if we have not accepted your Shares for payment within sixty (60) days of commencement of the Offer, you may withdraw them at any time after October 27, 2023, the 60th day after commencement of the Offer, unless we have accepted your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Harmony or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

If we extend the Offer, are delayed in our acceptance of Shares for payment or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 — “Withdrawal Rights” and otherwise as required by Rule 14e-1(c) under the Exchange Act.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to Zynerba stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash and CVRs in the Merger. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to stockholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder in light of its particular circumstances, or that may apply to stockholders subject to special treatment under U.S. federal income tax laws (e.g., regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships, subchapter S corporations or other pass-through entities for U.S. federal income tax purposes, U.S. Holders (as defined below) whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, Non-U.S. Holders (as defined below) that own or have owned within the past five years (or are deemed to own or have owned within the past five years) 5% or more of the outstanding Shares, stockholders holding Shares as part of a straddle, hedging, constructive sale or conversion transaction, certain stockholders subject to special rules by reason of reporting income and gain on an applicable financial statement (as defined in the Code), stockholders holding Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, stockholders who exercise their appraisal rights in the Merger, and stockholders who received their Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). In addition, this discussion does not address any tax consequences related to the Medicare contribution tax on net investment income, nor does it address any tax considerations under state, local or non-U.S. laws or U.S. federal laws, such as estate and gift tax laws, other than those pertaining to the U.S. federal income tax.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes despite not meeting the requirements of subparagraph (A).

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder and is not a partnership (or other pass-through entity) for U.S. federal income tax purposes.

If a partnership, or another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or equity owners generally will depend upon the status of the partner or owner and the partnership’s or other pass-through entity’s activities. Accordingly, entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or equity owners in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its own tax advisor as to the applicability and effect of the rules discussed below and the particular tax effects of the Offer and the Merger to it, including the application and effect of the alternative minimum tax, the Medicare contribution tax on net investment income, and any U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders

Harmony intends to treat the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger as a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of such gain or loss, depend in part on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Pursuant to U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and currently include the fair market value of the CVRs in income as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder may treat the transaction as an “open transaction” for purposes of determining gain or loss. The Treasury regulations describing the “reasonably ascertainable” standard state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding this issue. Harmony intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger and as part of a “closed transaction” for U.S. federal income tax purposes.

Treatment as Closed Transaction. We will report receipt of the CVRs as part of a closed transaction for U.S. federal income tax purposes. A U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of the Shares would be considered along with other factors in making that determination. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year as of the closing of the Offer or the Effective Time, as the case may be. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger, as the case may be, would equal the fair market value of such CVR as of the closing of the Offer or the Effective Time, as the case may be, as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be.

As noted above, there is no authority directly addressing the U.S. federal income tax treatment of contingent payment rights with characteristics similar to the rights under the CVRs and, therefore, the amount, timing and character of any gain, income or loss realized with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. It is also possible that, were a payment with respect to a CVR treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest, as described below. Harmony intends to treat any payment received by a U.S. Holder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of all or a portion of the CVR (as applicable) by the U.S. Holder. Assuming that this method of reporting is correct, a U.S. Holder should recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable portion of the CVR. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder may recognize loss to the extent of any basis remaining in such U.S. Holder’s CVR after the right to receive any further cash payments under such U.S. Holder’s CVR expires. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax treatment of the CVRs, including the allocation of a U.S. Holder’s adjusted tax basis among the applicable portions of the CVR.

Treatment as Open Transaction. If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as imputed interest, as described below, and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest as described below, will generally first be applied against a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder will then recognize capital gain to the extent of any cash received pursuant to the Offer or the Merger and the portion of payments received in respect of the CVRs not treated as imputed interest exceeds the U.S. Holder’s adjusted tax basis. A U.S. Holder will recognize capital loss to the extent of any remaining basis after the basis recovery described in the previous sentence, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. Holder’s abandonment of the U.S. Holder’s CVRs. Any such capital gain or loss will be long-term if the Shares were held for more than one year prior to the closing of the Offer or the Effective Time, as the case may be. The deductibility of capital losses is subject to certain limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. As discussed above, Harmony will not report the CVRs as an open transaction for U.S. federal income tax purposes. U.S. Holders that intend to treat the Offer or the Merger, as applicable, as an open transaction for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.

Imputed Interest. If payment with respect to a CVR is made more than one year after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVRs over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include any such imputed interest in its taxable income using such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for one hundred eighty three (183) days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) on such payments, including any portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders — Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agent.

Information Reporting, Backup Withholding and FATCA

Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the Rights Agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Information reporting may apply to payments to a Non-U.S. Holder with respect to a CVR, including any portion of such payments treated as imputed interest.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

Tax information provided to a U.S. holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger may reflect only the cash amounts paid to the U.S. holder in the Offer or Merger and not the fair market value of the U.S. holder’s interest in the CVRs. Accordingly, a U.S. holder that treats the Offer or Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. holder will realize in the year of the Offer or Merger. In addition, any IRS Form 1099-B a U.S. holder receives with respect to payments on the CVRs may reflect the entire amount of such payments paid to the U.S. holder (except imputed interest) and therefore may not take into account the fact that the U.S. holder already included the value of such payments in such U.S. holder’s amount realized in the year of the Offer or Merger. As a result, U.S. holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or Merger.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Harmony or another applicable withholding agent may be required to withhold tax at a rate of 30% on payments to a Non-U.S. Holder in respect of the CVRs, including any portion reported as imputed interest, if a Non-U.S. Holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a Non-U.S. Holder that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

6.	Price Range of Shares; Dividends on the Shares

The Shares trade on Nasdaq under the symbol “ZYNE.” Zynerba has advised us that, as of August 24, 2023, 53,939,431 Shares were issued and outstanding. The following table sets forth the high and low intraday sale prices per Share for each quarterly period with respect to the periods indicated, as reported by Nasdaq:

	High	Low
2023
Second Quarter	$0.443	$0.300
First Quarter	$0.700	$0.390
2022
Fourth Quarter	$0.830	$0.490
Third Quarter	$1.390	$0.732
Second Quarter	$2.105	$0.836
First Quarter	$3.085	$1.810
2021
Fourth Quarter	$4.355	$2.840
Third Quarter	$5.390	$3.664
Second Quarter	$6.070	$3.680
First Quarter	$9.000	$3.230

On August 11, 2023, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing price of the Shares on Nasdaq was $0.34 per Share. On August 25, 2023, the last full day of trading before commencement of the Offer, the reported closing price of the Shares on Nasdaq was $1.325 per Share. We encourage you to obtain a recent market quotation for the Shares before deciding whether to tender your Shares.

Zynerba has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.

7.	Certain Information Concerning Zynerba

The summary information set forth below is qualified in its entirety by reference to Zynerba’s public filings with the United States Securities and Exchange Commission (“SEC”) (which may be obtained as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings with the SEC and other publicly available information. Neither Harmony nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, neither Harmony nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning Zynerba, whether furnished by Zynerba or contained in such filings, or for any failure by Zynerba to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Harmony or Purchaser.

Zynerba, a Delaware corporation incorporated in January 2007, is a clinical stage pharmaceutical company focused on the development and commercialization of innovative transdermal pharmaceutically-produced cannabinoid treatments for rare and near-rare neuropsychiatric disorders in patients with high unmet medical needs, including Fragile X syndrome (“FXS”) and chromosome 22q11.2 deletion syndrome (“22q”). Zynerba has been granted orphan drug designations from the FDA and the European Commission for the use of cannabidiol for the treatment of FXS and 22q. In addition, Zynerba has received “Fast Track” designation from the FDA for treatment of behavioral symptoms associated with FXS.

The address of Zynerba’s principal executive offices and Zynerba’s phone number at its principal executive offices are as set forth below:

Zynerba Pharmaceuticals, Inc.
80 W. Lancaster Avenue, Suite 300
Devon PA 19333
(484) 581-7505

Additional Information. The Shares are registered under the Exchange Act. Accordingly, Zynerba is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Zynerba’s directors and officers, their compensation (including any equity-based awards granted to them), the principal holders of Zynerba’s securities, any material interests of such persons in transactions with Zynerba and other matters was disclosed in Zynerba’s definitive proxy statement for Zynerba’s 2023 Annual Meeting of Stockholders filed with the SEC on April 21, 2023. Such information will also be available in the Schedule 14D-9. The SEC maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Zynerba, that file electronically with the SEC.

8.	Certain Information Concerning Harmony and Purchaser

The summary information set forth below is qualified in its entirety by reference to Harmony’s public filings with the SEC (which may be obtained as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings with the SEC and other publicly available information.

Purchaser is a Delaware corporation and wholly owned subsidiary of Harmony, and was formed solely for the purpose of facilitating the acquisition of Zynerba by Harmony. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into Zynerba and will cease to exist, with Zynerba surviving the Merger as the Surviving Corporation. The address of Purchaser’s principal executive offices and Purchaser’s phone number at its principal executive offices are as set forth below:

Xylophone Acquisition Corp.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
(484) 539-9800

Harmony, a Delaware corporation founded in July 2017, is a commercial-stage, pharmaceutical company focused on developing and commercializing innovative therapies for patients living with rare neurological diseases as well as patients living with other neurological diseases who have unmet medical needs. Harmony’s product, WAKIX (pitolisant), is a first-in-class molecule with a novel mechanism of action specifically designed to increase histamine signaling in the brain by binding to H3 receptors. In August 2019, WAKIX was approved by the FDA for the treatment of excessive daytime sleepiness in adult patients with narcolepsy, and its U.S. commercial launch was initiated in November 2019. In October 2020, WAKIX was approved by the FDA for the treatment of cataplexy in adult patients with narcolepsy. The address of Harmony’s principal executive offices and Harmony’s phone number at its principal executive offices are as set forth below:

Harmony Biosciences Holdings, Inc.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462
(484) 539-9800

The name, citizenship and applicable employment history, as of the date of this Offer to Purchase, of each director and executive officer of Purchaser and Harmony are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser nor Harmony, or, to the best knowledge of Purchaser and Harmony after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of August 24, 2023, none of Harmony, Purchaser or their respective associates or affiliates owned any Shares. Harmony and Purchaser may, however, be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 7,592,498 Shares, or approximately 13.1% of the outstanding Shares as of such date, as a result of certain voting rights granted pursuant to the Tender and Support Agreements (as defined below) (see Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements”).

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Harmony or, to the best knowledge of Purchaser and Harmony after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of Zynerba; (ii) none of Purchaser, Harmony or, to the best knowledge of Purchaser and Harmony after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of Zynerba during the past 60 days; (iii) none of Purchaser, Harmony or, to the best knowledge of Purchaser and Harmony after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Zynerba (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Harmony, their subsidiaries or, to the best knowledge of Purchaser and Harmony after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Harmony or any of its executive officers, directors or affiliates, on the other hand, that would be required to be disclosed on the Tender Offer Statement on Schedule TO, to which this Offer to Purchase and the related Letter of Transmittal are filed as exhibits (the “Schedule TO”) under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between Purchaser, Harmony, their subsidiaries or, to the best knowledge of Purchaser and Harmony after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Zynerba or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of Zynerba’s securities, an election of Zynerba’s directors or a sale or other transfer of a material amount of Zynerba’s assets.

Additional Information. Harmony is subject to the information and reporting requirements of the Exchange Act, and in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Harmony’s directors and officers, information as of particular dates concerning the principal holders of Harmony’s securities and any material interests of such persons in transactions with Harmony. The SEC maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Harmony, that file electronically with the SEC.

9.	Source and Amount of Funds

The Offer is not conditioned upon Harmony’s or Purchaser’s ability to finance or fund the purchase of Shares pursuant to the Offer. We estimate that we will need approximately $60 million in cash to purchase all of the Shares pursuant to the Offer and to complete the Merger. Harmony will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer. In addition, Harmony will need up to approximately $140 million in cash to pay the maximum aggregate amount that holders of CVRs may be entitled to receive if all Milestones are achieved. Harmony has or will have available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. As of June 30, 2023, Harmony had approximately $317.4 million in cash and cash equivalents on hand.

We do not think Purchaser’s financial condition is relevant to your decision to tender Shares in the Offer because: (i) the Offer is being made for all issued and outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be payable by Harmony in cash upon the achievement of certain specified Milestones in accordance with the terms and subject to the conditions of the CVR Agreement); (ii) through Harmony, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and (iii) the Offer and the Merger are not subject to any financing condition.

While, for the reasons stated above, we do not believe Purchaser’s financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares in the Offer: (i) Harmony’s future financial condition could deteriorate such that Harmony would not have the necessary cash or cash equivalents to pay, or cause to be paid, the Milestone Payments if and when due; (ii) holders of CVRs will have no greater rights against Harmony or the Surviving Corporation than those accorded to general unsecured creditors of Harmony or the Surviving Corporation, as applicable, under applicable law; (iii) the CVRs will be effectively subordinated in right of payment to all of Harmony’s and the Surviving Corporation’s secured obligations, if any, to the extent of the collateral securing such obligations; (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Harmony’s subsidiaries; and (v) the filing of a bankruptcy petition by or on behalf of Harmony or the Surviving Corporation may prevent Harmony or the Surviving Corporation from making some or all payments that may become payable with respect to the CVRs.

10.	Background of the Offer; Past Contacts or Negotiations with Zynerba

Background of the Offer and the Merger

The following is a description of significant contacts between representatives of Harmony, on the one hand, and representatives of the Company, on the other hand, that led to the signing of the Merger Agreement and commencement of the Offer. For a review of the Company’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which has been filed with the SEC and is being mailed to the Company’s holders of Shares with this Offer to Purchase. The following chronology does not purport to catalogue every conversation with the Company or the representatives of the Company.

During the third quarter of 2021 and into the first half of 2022, representatives of Zynerba and Harmony engaged in intermittent informal discussions regarding Harmony’s interest in Zynerba’s Zygel program and a potential strategic partnership transaction between the two companies. These discussions on occasion involved exchanging confidential information pursuant to a mutual confidentiality agreement executed on November 17, 2021. This confidentiality agreement did not include a standstill obligation.

During the second half of 2022, Harmony and Zynerba continued to exchange due diligence information and engage in periodic informational discussions between members of their respective senior management. The financial terms of any potential transaction were not discussed during any of these meetings.

On August 26, 2022, Harmony sent an initial indication of interest to acquire Zynerba at a valuation that could be in excess of $100,000,000, with transaction consideration that could be comprised of both cash and Harmony stock.

On August 29, 2022, members of Zynerba’s and Harmony’s senior management met by teleconference to discuss the indication of interest. Zynerba management indicated that Zynerba would be interested in exploring a potential transaction with Harmony and requested that Harmony provide a more specific proposal.

During September and October of 2022, Zynerba and Harmony continued to exchange due diligence information and meet informally to discuss regulatory and other matters related to Zynerba’s business.

Throughout the third quarter of 2022 and into the first quarter of 2023, Zynerba and Harmony continued to exchange due diligence information and engage in discussions concerning Zynerba’s business, operations, product candidates and clinical programs.

On January 30, 2023, Harmony and Zynerba senior management met via videoconference, during which Harmony senior management indicated its interest in proceeding with a potential business combination transaction. In a follow up call on February 1, 2023 between Harmony and Zynerba senior management, Zynerba senior management requested that Harmony provide a letter of intent containing proposed transaction terms, including the specific CVR milestones that Harmony contemplated. Zynerba management noted that it would not expect Harmony’s valuation proposal to be inclusive of Zynerba’s cash position.

On February 23, 2023, Harmony sent a revised non-binding indication of interest reiterating Harmony’s interest in a potential transaction with Zynerba at a valuation of in excess of $100,000,000, not taking into account Zynerba’s cash position or material liabilities, with transaction consideration consisting of an unspecified combination of cash, Harmony stock and unregistered CVRs based upon the achievement of future development milestones (the “February 23 Proposal”). Later that day, senior management of Harmony and Zynerba exchanged email correspondence in which Zynerba management indicated that it was not prepared to respond to the terms of the February 23 Proposal as written, and would require a more specific proposal with respect to the potential business combination. Nonetheless, Zynerba agreed to continue facilitating Harmony’s due diligence activities.

On March 8, 2023, Zynerba granted access to a virtual data room to members of Harmony senior management. Over the course of that month, Zynerba and Harmony continued to exchange due diligence materials and meet informally to discuss Zynerba’s business.

On April 5, 2023, members of Zynerba and Harmony’s senior management held an in-person meeting during which, among other things, Harmony presented an overview of its business and operations and introduced key department leads to Zynerba management. No financial or other terms of a potential transaction were discussed at this meeting.

On April 14, 2023, Harmony provided Zynerba with an addendum to its February 23, 2023 non-binding indication of interest (the “April 14 Proposal”), which provided for a valuation of Zynerba of up to $150,000,000, or $2.81 per Share, with transaction consideration comprised of (i) upfront cash consideration of $75,000,000, or $1.41 per Share, and (ii) up to $75,000,000 in CVRs based on obtaining FDA approval for Zygel in FXS, 22q and Autism Spectrum Disorder.

On April 24, 2023, members of Harmony and Zynerba senior management met by videoconference to discuss the terms of the April 14 Proposal. Zynerba management communicated that the CVRs should include a potential milestone payment based on positive data resulting from the RECONNECT trial and include commercial milestone triggers with respect to future sales of Zygel.

On April 28, 2023, Harmony provided Zynerba with an updated addendum to its February 23, 2023 non-binding indication of interest (the “April 28 Proposal”), which provided for the same upfront and aggregate consideration as the April 14 Proposal but revised the CVRs to cover positive data resulting from the RECONNECT trial, FDA approval of Zygel in FXS, FDA approval of Zygel in any second indication, and achievement of at least $500,000,000 in aggregate net sales of Zygel. Later that day, representatives of Harmony and Zynerba senior management engaged in telephonic discussions to clarify the terms of the April 28 Proposal.

On May 10, 2023, Zynerba delivered to Harmony a response letter (the “May 10 Counterproposal”) indicating that the April 28 Proposal required meaningful improvement in order to obtain the support of the Zynerba Board to proceed with a transaction between the parties and containing a counterproposal to the terms of the April 28 Proposal. The May 10 Counterproposal set forth a proposal for aggregate merger consideration valued at a maximum of $245,000,000, or approximately $4.50 per Share, consisting of (i) upfront cash consideration of $110,000,000, or $2.04 per Share, plus (ii) up to $135,000,000, or approximately $2.46 per Share, in CVR consideration based on the achievement of clinical milestones set out in the April 28 Proposal plus additional CVR milestones based on the achievement of at least $300,000,000 and $600,000,000 in cumulative net revenue from sales of Zygel, respectively.

On May 18, 2023, members of senior management of Harmony and Zynerba corresponded by e-mail and teleconference concerning the terms of the May 10 Counterproposal. Later that day, Harmony delivered to Zynerba a revised addendum to its February 23, 2023 non-binding indication of interest (the “May 18 Proposal”), setting forth transaction terms consisting of aggregate merger consideration valued at a maximum of $200,000,000, or approximately $3.73 per Share, consisting of (i) upfront cash consideration of $80,000,000, or approximately $1.68 per Share, and (ii) up to $120,000,000, or approximately $2.05 per share, in CVR consideration, based on the achievement of the clinical and commercial milestones set forth in the May 10 Counterproposal, with scaling levels of merger consideration based upon the timing of achievement of certain regulatory events.

On June 1, 2023, members of senior management of Zynerba and Harmony met to discuss the status of Zynerba’s ongoing RECONNECT clinical trial and other clinical and preclinical programs.

On June 8, 2023, Mr. Anido met with Dr. Jeffrey Dayno, M.D., Chief Executive Officer of Harmony, and certain other members of senior management of Zynerba and Harmony held an in person meeting to discuss the May 18 Proposal. During the course of that discussion, the parties came to an agreement in principal on the proposed terms of the Offer, consisting of a valuation for Zynerba of up to $205 million, or approximately $3.82 per Share, consisting of (i) an upfront payment of $80,000,000, or approximately $1.49 per Share and (ii) up to $125 million, or approximately $2.33 per Share, in CVR milestones, payable upon the achievement of the regulatory events set forth in the April 28 Proposal plus additional CVR milestones based on the achievement of at least $250,000,000 and $500,000,000 in cumulative net revenue from sales of Zygel, respectively.

On June 11, 2023, the parties entered into a non-binding letter of intent reflecting the agreement reached by Zynerba and Harmony senior management during their meeting on June 8, 2023 (the “June 11 Letter of Intent”).

On June 15, 2023, representatives of Goodwin Procter LLP, outside legal counsel to Zynerba (“Goodwin”), on behalf of Zynerba, distributed to representatives of Hogan Lovells US LLP, outside legal counsel to Harmony (“Hogan Lovells”), the draft Merger Agreement, which contemplated, among other things, (i) a “no-shop” provision requiring Zynerba to cease solicitation of alternative proposals following the execution of the Merger Agreement, (ii) the ability of Zynerba to negotiate with counterparties in connection with an unsolicited superior proposal and/or terminate the Merger Agreement to accept a superior proposal and (iii) a termination fee of $1,600,000 in favor of Harmony if Zynerba terminated the Merger Agreement under certain circumstances (the “Termination Fee”). The draft Merger Agreement also provided, among other things, that the parties would not be permitted to consider the outcome of any clinical data or the timing or results of any clinical trial or any regulatory filings or approvals with respect to any of Zynerba’s product candidates in determining whether a “Company Material Adverse Effect” has occurred.

On June 20, 2023, representatives of Goodwin, on behalf of Zynerba, distributed to representatives of Hogan Lovells the draft CVR Agreement, which contemplated, among other things, the inclusion of a “commercially reasonable efforts” standard with respect to Harmony’s obligation to develop and commercialize Zygel. The draft CVR Agreement did not include a deadline by which the CVR milestones must be achieved.

On June 22, 2023, representatives of Goodwin and representatives of Hogan Lovells met by videoconference to discuss certain material terms of the Merger Agreement and the CVR Agreement as well as certain diligence items.

On June 26, 2023, representatives of Hogan Lovells, on behalf of Harmony, distributed to representatives of Goodwin a due diligence request list soliciting certain information concerning Zynerba and its business in connection with its legal due diligence review. Zynerba management continued to provide due diligence information in response to such requests.

On July 7, 2023, representatives of Hogan Lovells, on behalf of Harmony, distributed to representatives of Goodwin a revised draft of the Merger Agreement, reflecting, among other things, (i) a revised “no shop” covenant that did not permit Zynerba to terminate the Merger Agreement in response to a superior proposal, (ii) a company termination fee of $3,200,000, (iii) a revised definition of “Company Material Adverse Effect” which did not exclude the timing or outcome of Zynerba’s preclinical or clinical studies or the timing or results of regulatory filings or approvals for Zynerba’s product candidates in determining whether a “Company Material Adverse Effect” has occurred, and (iv) a post-closing right of offset against the CVR consideration for any losses incurred by Harmony due to breaches of Zynerba’s representations, warranties and covenants under the Merger Agreement.

On July 12, 2023, representatives of Goodwin, on behalf of Zynerba, distributed to representatives of Hogan Lovells a revised draft of the Merger Agreement, which draft reflected, among other things, (i) the reinstatement of Zynerba’s right to terminate the Merger Agreement in response to a superior proposal, (ii) a proposed Termination Fee of $2,400,000, (iii) the reinstatement of Zynerba’s proposal to exclude certain preclinical, clinical and other regulatory events related to Zynerba’s product candidates from consideration in the determination of whether a “Company Material Adverse Effect” has occurred, and (iv) the removal of Harmony’s right of offset for breaches of Zynerba’s representations, warranties and covenants under the Merger Agreement.

On July 13, 2023, Mr. Albert Parker, Zynerba’s Chief Legal Officer, met telephonically with Mr. Christian Ulrich, Harmony’s Senior Vice President and General Counsel, and Mr. Andrew Serafin, Harmony’s Chief Strategy Offer, to inform them of the proposed amendments to certain of Zynerba’s executive employment agreements previously approved by the Compensation Committee, as further described in the section under the caption “— Arrangements Between Zynerba and its Executive Officers, Directors and Affiliates” of the Schedule 14D-9 filed by Zynerba to, among other reasons, bring the terms of those employment agreements in line with other Zynerba executives’ employment agreements.

On July 19, 2023, representatives of Hogan Lovells, on behalf of Harmony, distributed a revised draft of the Merger Agreement to representatives of Goodwin, on behalf of Zynerba. The revised Merger Agreement reflected, among other things, (i) the removal of Zynerba’s right to terminate the Merger Agreement in response to a superior proposal, (ii) a proposed Termination Fee of $3,200,000, (iii) the removal of Zynerba’s proposal to exclude certain preclinical, clinical and other regulatory events related to Zynerba’s product candidates from consideration in the determination of whether a “Company Material Adverse Effect” has occurred,  and (iv) the re-insertion of Harmony’s post-closing right of offset against the CVR consideration for any losses incurred by Harmony due to breaches of Zynerba’s representations, warranties and covenants under the Merger Agreement.

Also on July 19, 2023, representatives of Hogan Lovells, on behalf of Harmony, distributed a revised draft of the CVR Agreement to representatives of Goodwin, on behalf of Zynerba, reflecting, among other things, (i) the removal of Harmony’s obligation to use diligent efforts to develop and commercialize Zygel, and (ii) certain deadlines by which CVR milestones must be achieved, including requirement that all milestones be achieved by December 31, 2032.

On July 24, 2023, Mr. Anido met virtually with Dr. Dayno to discuss the results of Harmony’s financial due diligence to date and certain proposed revisions to the terms of Harmony’s June 11 Proposal resulting from Harmony’s review of additional information concerning cost of goods and supply chain expenses and the enrollment pace and timing of the RECONNECT trial. Later that day, representatives of Harmony distributed to Zynerba management a revised letter of intent (the “July 24 Proposal”) revising the terms of the June 11 Proposal to provide for up to $200,000,000 in aggregate merger consideration, consisting of (i) $60,000,000 in aggregate upfront merger consideration and (ii) an additional CVR milestone payment of $15,000,000, payable upon completion of the RECONNECT trial on or prior to June 30, 2026, in addition to up to $125,000,000 in CVR milestone payments as described in the June 11 Proposal.

On July 28, 2023, representatives of Zynerba distributed to Harmony management a written response to the July 24 Proposal indicating Zynerba’s acceptance of the terms of the July 24 Proposal subject to agreement on certain outstanding key points in the Merger Agreement and the CVR Agreement, including (i) the re-insertion of Zynerba’s right to terminate the Merger Agreement in response to a superior proposal, (ii) the removal of any post-closing right of offset against the CVR Agreement due to breaches of Zynerba’s representations, warranties and covenants under the Merger Agreement, (iii) the inclusion of a “commercially reasonable efforts” standard with respect to Harmony’s efforts to achieve the CVR milestones, and (iv) the removal of milestone deadlines under the CVR Agreement (collectively, the “July 28 Key Terms”).

On August 2, 2023, representatives of Hogan Lovells, on behalf of Harmony, distributed revised drafts of the Merger Agreement and the CVR Agreement to representatives of Goodwin, on behalf of Zynerba. The revised Merger Agreement reflected, among other things, (i) the acceptance of the July 28 Key Terms, (ii) the re-insertion of Harmony’s previous position permitting Harmony to consider clinical, regulatory and related events in determining whether a “Company Material Adverse Effect” has occurred, and (iii) a proposed increase in the size of the  Termination Fee to $8,000,000. The revised CVR Agreement reflected, among other things, a commercially reasonable efforts standard with respect to the achievement by Harmony of the CVR milestones.

On August 5, 2023, representatives of Goodwin, on behalf of Zynerba, distributed to representatives of Hogan Lovells a revised draft of the CVR Agreement.

On August 7, 2023, representatives of Hogan Lovells, on behalf of Harmony, distributed revised drafts of the Merger Agreement and the CVR Agreement to representatives of Goodwin, on behalf of Zynerba. The revised Merger Agreement reiterated Harmony’s previous positions with respect to (i) Harmony’s ability to consider clinical, regulatory and related events in the determining whether a “Company Material Adverse Effect” has occurred and (ii) an $8,000,000 proposed Termination Fee.

On August 8, 2023, representatives of Goodwin, on behalf of Zynerba, distributed to representatives of Hogan Lovells an issues list setting forth counterproposals of Zynerba with respect to certain key open issues in the draft Merger Agreement and the draft CVR Agreement, including (i) a proposed Termination Fee of $3,600,000, (ii) a more limited carve-out to the definition of “Company Material Adverse Effect” for certain regulatory and clinical events and (iii) a deadline of December 31, 2040 for the achievement of all milestones under the CVR Agreement.

In the evening of August 8, 2023, representatives of Goodwin, on behalf of Zynerba, met with representatives of Hogan Lovells, on behalf of Harmony, to discuss Zynerba’s counterproposals and expectations with respect to the timeline to execution of the Merger Agreement.

On August 9, 2023, representatives of Goodwin, on behalf of Zynerba, distributed to representatives of Hogan Lovells a revised draft of the Merger Agreement reflecting Zynerba’s counterproposals as discussed during the August 8, 2023 meeting between representatives of Goodwin and Hogan Lovells.

Throughout the morning and afternoon of August 10, 2023, representatives of Hogan Lovells and Goodwin met by videoconference to discuss certain outstanding diligence items and open issues in the draft Merger Agreement and the draft CVR Agreement. Later that day, representatives of Hogan Lovells, on behalf of Harmony, distributed a revised draft of the Merger Agreement to representatives of Goodwin, on behalf of Zynerba, reflecting, among other things, a proposed Termination Fee of $6,000,000. Later that day, representatives of Goodwin, on behalf of Zynerba, distributed to representatives of Hogan Lovells a revised Merger Agreement proposing a proposed Termination Fee of $4,200,000. In making such proposal, Zynerba management considered the size of the proposed Termination Fee relative to the upfront transaction equity value plus near-term milestone payments. Representatives of Goodwin, on behalf of Zynerba, also delivered a revised draft of the CVR Agreement reflecting the December 31, 2040 deadline for the achievement of the CVR milestones.

During the course of the day on August 11, 2023, representatives of Goodwin and representatives of Hogan Lovells engaged in discussions by videoconference and exchanged drafts of the Merger Agreement, the CVR Agreement and the Support Agreements. During this time, Dr. Dayno and Mr. Anido also exchanged emails concerning certain outstanding financial due diligence questions.

On August 12, 2023, Mr. Anido, Dr. Dayno and other representatives of senior management of Zynerba and Harmony, as well as representatives of Goodwin, Hogan Lovells and MTS Health, met by videoconference to discuss certain confirmatory financial due diligence questions with respect to Zynerba.

On the morning of August 13, 2023, Mr. Anido and Dr. Dayno met by teleconference to discuss the size of the company termination fee and anticipated timing for signing the Merger Agreement, during which they agreed to a Termination Fee of $4,500,000 and to proceed with finalizing the transaction documents and executing the Merger Agreement as of 12:01 a.m. Eastern Time on August 14, 2023. Over the course of the afternoon and evening on August 13, 2023, Mr. Anido and Dr. Dayno exchanged emails concerning the transaction, and representatives of Goodwin and Hogan Lovells engaged in discussions telephonically and by videoconference and exchanged comments to the draft Merger Agreement and the draft CVR Agreement. At 12:01 a.m. Eastern Time on August 14, 2023, Harmony, Purchaser and Zynerba entered into the Merger Agreement, and Harmony, Purchaser and the Supporting Stockholders entered into the Support Agreements.

Before the opening of trading of the U.S. stock markets on August 14, 2023, Harmony and Zynerba issued a joint press release announcing the execution of the Merger Agreement.

On August 28, 2023, Purchaser commenced the Offer and Zynerba filed the Schedule 14D-9.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself which has been filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that Harmony or Purchaser makes with the SEC with respect to the Offer, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Harmony and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Harmony or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Harmony, Purchaser and Zynerba and may be subject to qualifications and limitations agreed upon by Harmony, Purchaser and Zynerba. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Harmony, Purchaser and Zynerba, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by Zynerba to Harmony and Purchaser concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares, Company Stock Options, and Company Restricted Stock Awards may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Harmony, Purchaser and Zynerba’s public disclosures.

The Offer. The Merger Agreement provides that on the date that is no later than 10 Business Days following August 14, 2023, Purchaser will, and Harmony will cause Purchaser to, commence the Offer at the Offer Price. Purchaser’s obligation to accept for payment any and all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”) is subject only to the satisfaction or waiver of the Offer Conditions described in Section 15 — “Conditions of the Offer.” Purchaser will as promptly as practicable after the Acceptance Time pay, or cause the Depository to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or modify the terms of the Offer, in whole or in part, including the Offer Price, except that Zynerba’s prior written consent is required for Purchaser to:

(i)	decrease the Closing Amount or Offer Price, decrease the number of CVRs issued per share of common stock, or change the form of consideration payable in the Offer;

(ii)	impose any additional condition to the Offer;

(iii)	decrease the number of Shares sought pursuant to the Offer;

(iv)	amend, modify or waive the Minimum Condition or the Termination Condition;

(v)
amend, modify, or supplement any of the terms of the Offer or the Offer Conditions in any manner adversely affecting any of the holders of Shares or reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Harmony or Purchaser to consummate the Offer, the Merger or the other Transactions;

(vi)	terminate the Offer or accelerate, extend or otherwise change the Expiration Time except as required or expressly permitted by the Merger Agreement or provide any subsequent offering period; or

(vii)	amend or modify the terms of the CVRs or the CVR Agreement; or

(viii)	take any action that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

(i)
if, at the scheduled Expiration Time, any Offer Condition (as defined in Section 15 — “Conditions of the Offer”) has not been satisfied (subject to the right of Harmony to waive any Offer Condition, other than the Minimum Condition and Termination Condition), Purchaser may, and at the request of Zynerba, Purchaser will, extend the Offer for one or more consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Zynerba and Harmony), until such time as such conditions have been satisfied or, if permissible, waived; and

(ii)	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer.

In each case, Purchaser will not be required to extend the Offer beyond the first business day immediately following November 12, 2023 (the “End Date”), unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized below in Section 11 — “The Merger Agreement; Other Agreements —Merger Agreement —Termination.”

If the Merger Agreement is terminated pursuant to its terms, Purchaser will terminate the Offer promptly, not acquire any Shares pursuant to the Offer and return, and cause any depositary or other agent acting on behalf of Purchaser (including the Depositary) to return, in accordance with applicable laws, all Shares tendered into the Offer to the registered holders thereof.

The Merger. At the Effective Time, Purchaser will merge with and into Zynerba, the separate corporate existence of Purchaser will cease, and Zynerba will continue as the Surviving Corporation. Subject to the Merger Agreement and pursuant to the DGCL (including Section 251 thereof), the date on which the closing of the Merger occurs (the “Closing Date”) will take place as soon as practicable following (but in any event on the same day as) the Acceptance Time, except if any of the applicable Merger conditions are not satisfied or waived by such date, in which case, on the first Business Day on which all applicable Merger conditions are satisfied. Harmony, Purchaser and Zynerba have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of holders of the Shares in accordance with Section 251(h) of the DGCL.

On the Closing Date, Harmony, Purchaser and Zynerba will cause the certificate of merger to be filed with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL in connection with the Merger.

At the Effective Time, the Certificate of Incorporation and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and the bylaws of the Surviving Corporation.

Board of Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, and the officers of the Surviving Corporation will be designated by Harmony at the Effective Time, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation, or removal.

Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), will be converted into the right to receive the Merger Consideration, without interest, less any applicable tax withholding, from Purchaser. As of the Effective Time, all such Shares will no longer be outstanding and will cease to exist.

Treatment of Stock Options and Restricted Stock Awards.

Following the consummation of the Offer and at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time with a per share exercise price of less than $2.71, whether or not vested, will be immediately cancelled and automatically converted into the right to receive, without interest and subject to any required withholding: (i) for each In-the-Money Company Stock Option, an amount equal to (A) an amount in cash from Harmony or the Surviving Corporation equal to the excess of the Closing Amount over the per share exercise price of such In-the-Money Company Stock Option and (B) one CVR; or (ii) for each Eligible Option, an amount equal to (A) the amount, if any, by which (I) the Closing Amount plus the applicable Milestone Payment plus any Milestone Payment that was previously paid exceeds (II) the per share exercise price of such Eligible Option minus (B) the gross amount of Milestone Payments previously paid with respect to such share of Company Common Stock underlying such Eligible Option. Each Company Option that has a per share exercise price equal to or greater than $2.71 will be canceled without any consideration payable therefor. Each Company Restricted Stock Award granted under the Company Equity Plan that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Restricted Stock Award will be entitled to receive (without interest and subject to any required withholding) (i) an amount in cash from Harmony or the Surviving Corporation equal to the Closing Amount and (ii) one CVR. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” for additional information regarding the treatment of outstanding equity awards in the Merger.

The Merger Agreement provides that the payments in respect of Company Stock Options and Company Restricted Stock Awards will be made, net of any applicable tax withholding, at or within five (5) business days of, the Effective Time.

Appraisal Shares. At the Effective Time, the Appraisal Shares will automatically be cancelled and will cease to exist. From and after the Effective Time, holders of Appraisal Shares will cease to have any rights with respect thereto except the right to receive such consideration as is determined to be due with respect to such Appraisal Shares pursuant to Section 262 of the DGCL.

However, if any holder fails to perfect, effectively withdraws, waives or otherwise loses his, her or its right to appraisal under Section 262 of the DGCL, the Appraisal Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration.

Payment of the Merger Consideration; Surrender of Shares. Prior to the Effective Time, Harmony will deposit or cause to be deposited with Depositary cash in an amount sufficient to pay the Merger Consideration payable on Shares outstanding immediately prior to the Effective Time.

Promptly following the Effective Time (and in any event no later than one (1) business days thereafter), Harmony will cause the Depositary to mail to each holder of a record of certificated Shares entitled to receive the Merger Consideration, a letter of transmittal and instructions for effecting the surrender of the Company Stock Certificates in exchange for payment of the Merger Consideration.

Upon surrender of a duly executed letter of transmittal and a Company Stock Certificates to the Depositary, the holder of such Company Stock Certificate will be entitled to receive in exchange therefor the Merger Consideration into which the Shares represented by such Company Stock Certificate have been converted, and the Company Stock Certificate so surrendered will be cancelled.

No holder of record of a Book-Entry Share entitled to receive the Merger Consideration will be required to deliver a Company Stock Certificate or an executed letter of transmittal to the Depositary to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record will, upon receipt by the Depositary of an “agent’s message” in customary form (or such other evidence, if any, as the Depositary may reasonably request), be entitled to receive the Merger Consideration, and such Book-Entry Share will be cancelled.

At any time following the date that is twelve months after the Effective Time, the Surviving Corporation may require the Depositary to deliver to Surviving Corporation any funds that have been made available to the Depositary and that have not been disbursed to holders of Company Stock Certificates or Book-Entry Shares. Thereafter, such holders will be entitled to look to Harmony or the Surviving Corporation with respect to the Merger Consideration payable to the holder of a Company Stock Certificate or Book-Entry Share. The Surviving Corporation will pay all charges and expenses, including those of the Depositary, in connection with the exchange of Shares for the Merger Consideration. Neither the Surviving Corporation or the Depositary will be liable to any person in respect of any funds delivered to a public official pursuant to any abandoned property, escheat or other similar laws.

Section 16 Matters. The Merger Agreement provides that prior to the Acceptance Time, Zynerba will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Zynerba’s directors and officers of Shares, Company Stock Options and Company Restricted Stock Awards contemplated by the Merger Agreement.

Withholding. Harmony, Purchaser, Zynerba and the Depositary are entitled to deduct and withhold from any amounts payable pursuant to the Merger Agreement such amounts required to be deducted and withheld under the Code or any other tax law.

Transfer Taxes. If payment is to be made to a person other than the person named on a surrendered Company Stock Certificate, it will be a condition to such payment that (i) such Company Stock Certificate so surrendered must be properly endorsed or must otherwise be in proper form and (ii) the person presenting such Company Stock Certificate must pay to the Depositary any transfer tax or other taxes required or must establish to the satisfaction of the Depositary that such tax has been paid or is not required to be paid.

Representations and Warranties.

In the Merger Agreement, Zynerba has made customary representations and warranties to Harmony and Purchaser with respect to, among other things:

•	corporate organizations, good standing of Zynerba and its subsidiary and organizational documents of Zynerba and its subsidiary;

•	corporate authority of Zynerba to enter into the Merger Agreement and to consummate the Transactions, and due execution and delivery of the Merger Agreement;

•	capitalization and equity securities of Zynerba and its subsidiary;

•	absence of violations of organizational documents, applicable laws and contracts as a result of the Transactions, including the Offer and the Merger;

•	required consents, approvals and filings as a result of the Transactions, including the Offer and the Merger;

•	timely filing of SEC filings, accuracy and completeness of the SEC filings and absence of certain SEC investigations;

•
preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis, maintenance of system of internal control over financial reporting and disclosure controls and off-balance sheet arrangements;

•	absence of certain changes and events since March 31, 2023;

•	compliance with law;

•	owned and leased tangible assets and real property;

•	tax matters;

•	material contracts and commitments;

•	intellectual property rights;

•	absence of material litigation;

•	insurance matters;

•	employee benefit plan matters;

•	environmental matters;

•	employment and labor matters;

•
compliance with the Federal Food, Drug and Cosmetic Act of 1938, the regulations of the U.S. Food and Drug Administration, health law and regulations of the applicable regulatory agencies that are applicable to Zynerba and its product candidates and possession of necessary permits;

•	compliance with privacy laws;

•	compliance with anti-corruption and money laundering laws, trade controls and sanctions;

•	financial advisors and brokers;

•	absence of anti-takeover agreements or plans and exemption from the takeover laws of Delaware, including Section 203 of the DGCL;

•	receipt of fairness opinion from the financial advisor; and

•	no vote required or stockholder consents needed to authorize the Merger Agreement or for the consummation of the Transactions.

Certain of Zynerba’s representations and warranties in the Merger Agreement refer to, and are qualified by, the concept of “Company Material Adverse Effect.”

“Company Material Adverse Effect” means any event, change, effect, occurrence, circumstance, or development that, individual or in the aggregate, (i)  has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Companies taken as a whole, or (ii) would reasonably be expected to prevent or materially delay Zynerba from consummating the Offer and the Merger; provided that, for purposes of the foregoing clause (1), none of the following (alone or in combination) or any Effect to the extent resulting from any of the following (alone or in combination) will be deemed a Company Material Adverse Effect unless, solely in the case of the fourth through tenth bullet below, it has a disproportionate effect on Zynerba as compared to any of the other companies in the industry in which Zynerba operates (in which case only the incremental disproportionate impact(s) may be taken into account in determining whether there has been a Company Material Adverse Effect):

•	changes in Zynerba’s stock price or trading volume;

•
any failure by Zynerba to meet, or changes to, published or internal estimates, projections, expectations, budgets, guidance, milestones, or forecasts of revenue, earnings, cash burn-rate, cash flow, cash position, or any other financial or performance measures or operating statistics (whether made by Zynerba or any Third Parties);

•	any continued losses from operations or decreases in the cash balances of the Acquired Companies;

•	changes occurring after the date hereof in the financial, credit, banking, capital, or currency markets in the United States or any other country or region in the world;

•	changes in general conditions in any industry in which the Acquired Companies operate;

•	changes in political conditions in the United States or any other country or region in the world;

•
acts of hostilities, war, sabotage, cyberterrorism, terrorism, or military actions (including any outbreak, escalation, or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism, or military actions) in the United States or any other country or region in the world;

•
earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, epidemics, pandemics, quarantines, plagues, other outbreaks of illness or public health events, or other natural or man-made disasters or acts of God in the United States or any other country or region in the world;

•	changes or proposed changes occurring after the date hereof in applicable Law or other legal or regulatory conditions;

•	changes occurring after the date hereof in GAAP or other accounting standards applicable to Zynerba;

•
the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Transactions, or the identity of Harmony or any of its Affiliates as the acquiror of Zynerba (or any facts and circumstances concerning Harmony or any of its Affiliates);

•	any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any Shares pursuant to the DGCL in connection herewith; and

•
(A) any delay (I) in any ongoing clinical trial or (II) by Zynerba in making any currently planned application for marketing approval with respect to any Company Product (it being understood that, in the case of either subclause (I) or (II), any underlying facts giving rise or contributing to any such delay that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), and in each case other than arising out of or relating to any clinical hold or similar adverse event, or (B) any changes in the approved labeling of any product that is a competitor to a Company Product or any legal action taken with respect to any product that is a competitor to a Company Product.

In the Merger Agreement, Harmony and Purchaser have made representations and warranties to Zynerba with respect to:

•	corporate organization and good standing of Harmony and Purchaser;

•
corporate authority of Harmony and Purchaser to enter into the Merger Agreement and the CVR Agreement and to consummate the Transactions, and the due execution and delivery of the Merger Agreement and, when executed and delivered, the CVR Agreement;

•	absence of violations of organizational documents or applicable laws as a result of the Transactions, including the Offer and the Merger;

•	required consents and approvals and filings as a result of the Transactions, including the Offer and the Merger;

•	absence of litigation;

•	financial advisors and brokers; and

•	sufficiency of funds to consummate the Transactions, including the Offer and the Merger.

Covenants of Zynerba. Except (i) as set forth in Zynerba’s disclosure schedule, (ii) as required by applicable law, (iii) as expressly permitted or required by the Merger Agreement, or (iv) with Harmony’s prior written consent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of the Merger Agreement until the earlier of the Effective Time or the date the Merger Agreement is terminated, Zynerba will, and will cause its subsidiary to (A) to carry on its business in the ordinary course of business in all material respect, (B) use its reasonable best efforts to preserve substantially intact its current business organization and keep available the services of its current officers and employees and (C) to preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it.

During the same time period, Zynerba has also agreed (subject to exemptions (i), (ii), (iii) and (iv) listed in the preceding paragraph and as may be necessary to carry out the Transactions) not to:

(i)	amend the organizations documents of Zynerba or its subsidiary;

(ii)
declare, set aside or pay any dividends, split, combine or reclassify any capital stock of the Acquired Companies, or purchase, redeem, or otherwise acquire, or offer to purchase, redeem, or otherwise acquire, any securities;

(iii)	issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance or dispose of any securities;

(iv)	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;

(v)
take certain actions with respect to Zynerba employees, including increase compensation, hire or terminate employees at the level of Vice President or higher, grant equity incentive awards, and enter into, modify or terminate any employment, consulting, change in control, severance or similar agreement of officers at the level of Vice President or higher;

(vi)	acquire any business, assets or capital stock of any Person;

(vii)	sell, lease, license, pledge, transfer, subject to any Encumbrance or otherwise dispose of any intellectual property, material assets or material properties;

(viii)	change any of the accounting methods, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(ix)
incur or assume any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for indebtedness for borrowed money of any other Person;

(x)	incur certain capital expenditures;

(xi)	institute or settle certain Legal Proceedings;

(xii)	commence any preclinical or clinical development, study, trial or test with respect to any products or product candidates;

(xiii)	fail to file, report, complete or otherwise make any submission required under Healthcare Laws;

(xiv)	adopt, modify, or terminate any collective bargaining or other agreement of any type with a Union, in each case whether written or oral;

(xv)
enter into or amend or modify in any material respect, or consent to the termination of, any Company Material Contract, any Contract with respect to any joint venture, strategic partnership or alliance, or any agreement concerning Leased Real Property or any other Contract that, if in effect as of the date hereof would constitute a Material Contract hereunder;

(xvi)
except as otherwise required by Law, (A) fail to file any income or other material Tax Return of the Acquired Companies when due (after giving effect to any properly obtained extensions of time in which to make such filings), (B) make or change any material Tax election in a manner which is materially inconsistent with past practice, or change any Tax accounting period or method of Tax accounting of the Acquired Companies, (C) amend any income or other material Tax Return, (D) settle or compromise any material Tax audit or Tax proceeding relating to the Acquired Companies, (E) change the U.S. federal income tax classification, or (F) agree to an extension or waiver of the statute of limitations in respect of any Tax of the Acquired Companies;

(xvii)	adopt or implement any stockholder rights plan or similar arrangement;

(xviii)
engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of Zynerba or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC; or

(xix)	authorize, commit or agree to take any of the foregoing actions.

Access to Information. From and after the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement in accordance with its terms, Zynerba will, and will cause its subsidiary to, upon reasonable advance written notice give Harmony and Purchaser and their respective representatives reasonable access during normal business hours to officers, employees, and other personnel, assets and all books and records, and, during such period, Zynerba will furnish promptly to Harmony all information, including financial and operating data, concerning its business as Harmony may reasonably request.

Acquisition Proposals. Zynerba will not, and will cause its Subsidiaries and representatives not to, directly or indirectly:

•	solicit, initiate or encourage the submission or announcement of Acquisition Proposal (as described below);

•	furnish any non-public information regarding the Company to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal;

•	engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or that would reasonably likely result in an Acquisition Proposal;

•	adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or other agreement with respect to an Acquisition Proposal; or

•
waive or release any Person from, or fail to use reasonable best efforts to enforce, any standstill agreement or any standstill provisions of any agreement in respect of a potential Acquisition Proposal.

Zynerba will and will direct its representatives to, (i) immediately cease any solicitation, discussions or negotiations with any third party with respect to any Acquisition Proposal, (ii) terminate access granted to any third party to any data rooms relating to a possible Acquisition Proposal.

Notwithstanding any provision of the Merger Agreement, Zynerba and its representatives may engage in any discussions or negotiations and provide any such information in response to a bona fide written Acquisition Proposal made or received after the date hereof, if (i) the Acquisition Proposal does not arise from a breach of the No Solicitation section of the Merger Agreement, (ii) Zynerba receives an Acceptable Confidentiality Agreement from the third party prior to providing any material non-public information and (iii) the Zynerba Board or a committee thereof determines, in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal (as described below) and failure to engage in such discussions or negotiations and provide any such information would be inconsistent with the Zynerba Board’s fiduciary obligations; provided, that Zynerba will make available to Harmony any non-public information prior to or concurrently with the distribution to such third party.

Zynerba will not be required to enforce and will be permitted to waive any standstill provision in any agreement to which Zynerba is a party if (i) the Zynerba Board or a committee thereof determines, in good faith, after consultation with outside counsel and a financial advisor, that failure to waive such provision would be inconsistent with the Zynerba Board’s fiduciary obligations and (ii) Zynerba promptly, and in no even no later than twenty four (24) hours thereafter, notifies Harmony and Purchaser in writing of such waiver.

Zynerba will promptly (and in any event within twenty four (24) hours following receipt) notify Harmony in writing of an Acquisition Proposal, or any inquiry, request for information or other indication by any person that it is considering making an Acquisition Proposal, which notification will include the identity of the party making such proposal and the material terms and conditions thereof, and provide Harmony with a copy of such Acquisition Proposal, and thereafter keep Harmony reasonably informed of any material change to the terms of such Acquisition Proposal.

Subject to the terms and conditions of the Merger Agreement, the Zynerba Board and each committee thereof will not:

•	withdraw, modify, amend or qualify the Zynerba Board’s recommendation that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Zynerba Board Recommendation”);

•	approve, adopt, recommend or declare advisable an Acquisition Proposal (together with the Zynerba Board Recommendation, a “Change in Recommendation”); or

•
cause Zynerba to enter into any contract (other than an Acceptable Confidentiality Agreement entered into in compliance with the Merger Agreement) contemplating an Acquisition Proposal (such contract, an “Alternative Acquisition Agreement”).

Despite the foregoing and prior to the Acceptance Time, the Zynerba Board may:

(i)
make a Change in Recommendation in response to an Acquisition Proposal and/or cause Zynerba to enter into an Alternative Acquisition Agreement concerning an Acquisition Proposal if: (A) such Acquisition Proposal did not arise out of or relate to a breach of the No Solicitation provision of the Merger Agreement; (B) the Zynerba Board or a committee thereof determines in good faith (I) after consultation with Zynerba’s outside legal counsel and financial advisor, that the Acquisition Proposal constitutes a Superior Proposal and (II) after consultation with Zynerba’s outside legal counsel, that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause Zynerba to enter into an Alternative Acquisition Agreement concerning such Acquisition Proposal would be inconsistent with the Zynerba Board’s fiduciary obligations; (C) Zynerba delivers to Harmony a written notice that states that the Zynerba Board intends to make a Change in Recommendation and, in the event the Zynerba Board intends to enter into an Alternative Acquisition Agreement, incudes a summary of the material terms and conditions of the Alternative Acquisition Agreement; (D) during the Notice Period, Zynerba will have made its representatives available to negotiate with Harmony regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal ceases to be a Superior Proposal; (E) after the expiration of the Notice Period, the Zynerba Board or a committee thereof determines in good faith, after taking into account any amendments or adjustments to the Merger Agreement and the Offer that Harmony and Purchaser have agreed in writing as a result of the negotiations, that (I) after consultation with Zynerba’s outside legal counsel and financial advisor, the Acquisition Proposal still constitutes a Superior Proposal, and (II) after consultation with Zynerba’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into the Alternative Acquisition Agreement would be inconsistent with the Zynerba Board’s fiduciary obligations, and (F) in the event that Zynerba intends to enter into an Alternative Acquisition Agreement, Zynerba terminates the Merger Agreement in accordance with the terms thereof; and

(ii)
make a Change in Recommendation not related to an Acquisition Proposal if: (A) any Intervening Event arises after the date hereof; (B) the Zynerba Board or a committee thereof determines in good faith, after consultation with its outside legal counsel, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be in consistent with the Zynerba Board’s fiduciary obligations; (C) such Change in Recommendation is not effected prior to the fifth (5th) day after Harmony receives written notice from Zynerba confirming that the Zynerba Board intends to effect such Change in Recommendation; (D) during the Notice Period, Zynerba engages in good faith negotiations with Harmony to amend or adjust the Merger Agreement or the Offer or enter into an alternative transaction; and (E) at the end of such Notice Period, the Zynerba Board or a committee thereof determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments or adjustments to this Agreement and the Offer that Harmony and Purchaser have irrevocably agreed in writing to make as a result of the negotiations, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations.

In the event the Merger Agreement is terminated by Harmony pursuant to a Change in Recommendation or by Zynerba in order to enter into an Alternative Acquisition Agreement, Zynerba will pay Harmony the Zynerba Termination Fee described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination.”

Nothing contained in the Merger Agreement prohibits Zynerba, the Zynerba Board or any committee thereof or their representatives from taking and disclosing a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any other disclosure or communication required by law or the rules of any relevant securities exchange.

“Acquisition Proposal” means any proposal or offer from any Person (other than Harmony or its Affiliates) or “group” within the meaning of Section 13(d) of the Exchange Act relating to, in a single transaction or series of related transactions, (i) the acquisition of fifteen percent (15%) or more of the Company Common Stock by any Third Party, (ii) any merger, consolidation, business combination, reorganization, sale of assets, recapitalization, liquidation, dissolution, license, or other transaction that would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary of Zynerba) representing, directly or indirectly, fifteen percent (15%) or more of the assets of the Acquired Companies, taken as a whole (based on the fair market value thereof, as determined by the Zynerba Board) or to which fifteen percent (15%) or more of Zynerba’s and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the outstanding shares of Company Common Stock, (iv) any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company that if consummated, would result in the stockholders of Zynerba immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than eighty-five percent (85%) of the voting power of the surviving or resulting entity, or (v) any combination of the foregoing, in each case, other than the Transactions.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to “15%” and “85%” included in the definition of Acquisition Proposal being replaced with references to “60%” and “40%”, respectively) that the Zynerba Board determines in good faith, after consultation with Zynerba’s financial advisor and outside legal counsel, and taking into consideration, among other things, any legal, financial, regulatory, and other aspects (including certainty of closing) of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made in writing by Harmony prior to the time of determination pursuant to Section 6.3 in the Merger Agreement), would result in a transaction (i) more favorable from a financial point of view to the holders of shares of Company Common Stock than the transactions provided for in this Agreement and (ii) that is reasonably likely to be completed on the terms proposed.

“Intervening Event” means any event, change, effect, occurrence, circumstance, or development that that (i) does not relate to any Acquisition Proposal, (ii) does not relate to any change in the price, or change in trading volume, of the Company Common Stock and (iii) was not known to or reasonably foreseeable by the Zynerba Board prior to or as of the date hereof (or if known, the material consequences of which were not known or reasonably foreseeable).

“Notice Period” means the period beginning on the day of delivery by Zynerba to Harmony of a notice regarding an Acquisition Proposal delivered pursuant to the Merger Agreement and ending on the fifth day thereafter.

Employment and Employee Benefits Matters. Harmony will, or will cause the Surviving Corporation to, for a period of not less than one year following the Closing Date, maintain for each individual employed by Zynerba or its subsidiary at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Harmony or the Surviving Corporation (i) annual base salary or base hourly wage rate (as applicable) equal to the level that was provided to the Current Employee as of immediately prior to the Effective Time, and (ii) short-term and long-term incentive compensation opportunities (including bonuses and commissions and the value of equity awards) and employee benefits that are no less favorable in the aggregate than the lesser of what is currently provided to Current Employees and those provided to similarly-situated employees of Harmony.

Harmony will, or will cause the Surviving Corporation to, use commercially reasonable efforts to provide each Current Employee, to the extent they continue to be employed by Harmony or the Surviving Corporation, with full credit for purposes of eligibility to participate under comparable employee benefit plans, programs and policies of Harmony or the Surviving Corporation. Harmony will credit such employees the amount of vacation time that such employee accrued but did not use prior to the Effective Time, which will be subject to limits or forfeiture to the extent as provided under Company Benefit Plans immediately prior to the Effective Time.

From and after the Effective Time, with respect to each benefit plan maintained by Harmony or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of Employee Retirement Income Security Act (each, a “Harmony Welfare Plan”) in which any Current Employee is or becomes eligible to participate, Harmony will use commercially reasonable efforts to (i) waive limitations to pre-existing conditions, waiting periods, required physical examinations, and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan to the extent they would not have applied of been waived in the corresponding Company Benefit Plan and (ii), in its sole discretion, either provide each Current Employee, to the extent they continue to be employed by Harmony or the Surviving Corporation, and their eligible dependents with credit for any co-payments and deductibles requirements and out-of-pocket maximums paid in the calendar year to the extent that such expenses were recognized for such purposes under the comparable Company Benefit Plan or provide each such Continuing Employee with benefits that are no less favorable in the aggregate than any such credits.

Harmony will, or will cause the Surviving Corporation to, assume and honor in accordance with their terms (i) all severance, change in control and separation pay plans, agreements, and arrangements, and (ii) all written employment, severance retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of Zynerba and its subsidiaries and in effect immediately prior to the Effective Time.

Directors’ and Officers’ Indemnification and Insurance. To the extent permitted by applicable law, for a period of six (6) years from the Acceptance Time, Harmony and the Surviving Corporation will indemnify and hold harmless each individual who at the Acceptance Time is, or at any time prior to the Acceptance Time was, a director or officer of Zynerba or of a subsidiary of Zynerba (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he, she or they may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he, she or they serves or has served as a director, officer, employee, agent, trustee, or fiduciary at the request of Zynerba (including in any capacity with respect to any employee benefit plan) whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Acceptance Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party).

Harmony will maintain a directors’ and officers’ liability insurance policy for a period of six (6) years following the Acceptance Time, in respect of matters occurring on or before the Acceptance Time, on terms with respect to coverage and amount no less favorable than those policies in effect on the date of the Merger Agreement. Harmony is not obligated to pay annual premiums in excess of 300% of the current premium under any such policies.

Approval of Compensation Actions. Prior to the Acceptance Time, the compensation committee of the Zynerba Board has taken or will take all such actions as may be required to approve each Company Benefit Plan and employment agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Zynerba to be approved as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) promulgated under the Exchange Act.

Stockholder Litigation. Zynerba will promptly notify Harmony in writing of any litigation relating to the Merger Agreement and the Transactions against Zynerba, its subsidiary or any of its or their directors or officers. Harmony will have the right to offer comments and suggestions with respect to such litigation, which Zynerba will consider in good faith.

Conditions of Merger. The respective obligations of each of Harmony, Purchaser and Zynerba to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(i)	No order, injunction or degree issued by any governmental authority of competent jurisdiction preventing the consummation of the Merger will be in effect; and

(ii)	Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination. The Merger Agreement provides for certain termination rights for both of Harmony and Zynerba, including (a) by mutual written agreement of Harmony and Zynerba prior to the Acceptance Time, (b) by either Harmony or Zynerba, if the Acceptance Time has not occurred by the End Date, (c) by either Harmony or Zynerba, if the Offer or the Merger has been made illegal or permanently enjoined from occurring, (d) by either Harmony or Zynerba, if the Offer expires as a result of the non-satisfaction of one or more of the Offer Conditions (as further described below in Section 15 — “Conditions of the Offer.”), (e) by Harmony, if the Zynerba Board has effected a Change in Recommendation, (f) by either Harmony or Zynerba, upon the other party’s uncured breach of the Merger Agreement, (g) by Zynerba, in order to enter into an Alternative Acquisition Agreement, or (h) by Zynerba, if Purchaser fails to commence the Offer within 10 Business Days of the date of the Merger Agreement. In addition, if the Merger Agreement is terminated (x) by Harmony, upon a change in recommendation of Zynerba’s board of directors, with respect to the Offer (y) by Zynerba, to accept and enter into an agreement with respect to a Superior Proposal, or (z) in certain circumstances following the disclosure of an Acquisition Proposal, and within 12 months of such termination of the Merger Agreement Zynerba enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal is announced or consummated, Zynerba will be required to pay Harmony a termination fee in the amount of $4,500,000.

Expenses. Except as otherwise provided therein, each of Harmony, Purchaser and Zynerba will bear its own expenses in connection with the Merger Agreement and the Transactions.

Amendment and Waiver. The Merger Agreement may not be amended except by an instrument in writing signed by Harmony, Purchaser and Zynerba prior to the Effective Time. In the event the Merger Agreement is terminated by either party because the Offer was not consummated by the End Date, Zynerba will reimburse Harmony for its reasonable and documented expenses up to $600,000.

Governing Law. The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Harmony, Purchaser and Zynerba have agreed expressly and irrevocably to submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware (the “Delaware Court”) or if the Delaware Court lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of the Merger Agreement, the Offer, the Merger or the Transactions.

Offer Conditions.

The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and are incorporated herein by reference.

Concurrently with entry into the Merger Agreement, Harmony and Purchaser entered into Tender and Support Agreement (as it may be amended from time to time, the “Tender and Support Agreements”), dated as of August 14, 2023, with certain directors and executive officers of Zynerba (collectively, the “Supporting Stockholders”). Collectively, as of August 24, 2023, the Supporting Stockholders beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) approximately 13.1% of the outstanding Shares. Harmony and the Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

Each Tender and Support Agreement provides that, no later than three (3) business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from August 14, 2023 until the termination of the applicable Tender and Support Agreement (the “Support Period”), each Tender and Support Agreement provides, among other things, that the Supporting Stockholders will (i) tender all of the Shares held by such Supporting Stockholder in the Offer; (ii) vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, if applicable; and (iii) vote against any other proposals that may impede, delay, postpone, interfere with, nullify, prevent or adversely affect the proposal to acquire Zynerba. During the Support Period, Harmony is appointed as the Supporting Stockholders’ attorney-in-fact and limited proxy to so vote their Subject Shares. During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, postpone, delay, nullify or interfere with the compliance with or performance of the Supporting Stockholders’ obligations thereunder in any material respect, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect, or have the effect of preventing or disabling the Supporting Stockholders from complying with or performing any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

The Supporting Stockholders will not, directly or indirectly (i) solicit, initiate, or encourage the submission or announcement of any Acquisition Proposal; (ii) furnish any non-public information regarding Zynerba to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal; (iv) adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or other Contract with respect to an Acquisition Proposal; (v) waive or release any Person from, or fail to use reasonable best efforts to enforce, any standstill agreement or any standstill provisions of any Contract in respect of a potential Acquisition Proposal; or (vi) resolve or agree to do any of the foregoing. Each Supporting Stockholder also agreed to, and to cause and direct its representatives and Affiliates to, immediately cease any solicitation, encouragement, discussions or negotiations with any Person regarding an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal.

Each Tender and Support Agreement terminates upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) mutual written consent of each of Harmony, Purchaser the Supporting Stockholder or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement.

CVR Agreement

The CVRs represent the right to receive contingent payments in cash, without interest and less any applicable tax withholding (collectively, the “Milestone Payments” and each individually, a “Milestone Payment”) payable to the Rights Agent for the benefit of the holders of CVRs upon the achievement of a specified milestone and otherwise in accordance with the Merger Agreement (each such milestone, a “Milestone”), as follows:

•
an aggregate milestone payment of $15,000,000, payable upon the completion of the last patient’s last visit in Zynerba’s RECONNECT (ZYN2-CL-033) clinical trial (the “Pivotal Study”) for Zygel™ (ZYN002) (the “Product”) by or before June 30, 2026;

•
upon the completion of the Pivotal Study and a finding that the data from the Pivotal Study meets the primary end point(s) with statistical significance as set forth in the protocol of the Pivotal Study (“Milestone 2”), an aggregate milestone payment of :

(i) $30,000,000 if Milestone 2 is achieved by or before December 31, 2024;

(ii) $20,000,000 if Milestone 2 is achieved between January 1, 2025 and June 30, 2025; or

(iii) $10,000,000 if Milestone 2 is achieved on or after July 1, 2025;

•
an aggregate milestone payment of $35,000,000, payable upon the achievement of approval from the U.S. Food and Drug Administration of the New Drug Application (“NDA Approval”) with respect to the Product in Fragile X syndrome (“Milestone 3”);

•	an aggregate milestone payment of $15,000,000, payable upon the achievement of NDA Approval with respect to the Product in the Second Indication (as defined in the CVR Agreement);

•
an aggregate milestone payment of $15,000,000, payable upon the achievement of worldwide aggregate Net Sales (as defined in the CVR Agreement) of the Product (inclusive of all indications) of at least $250,000,000, calculated on a cumulative basis for all Calendar Years (as defined in the CVR Agreement) (or portion thereof) if Milestone 3 is achieved by or before December 31, 2030 (“Milestone 5”); and

•
an aggregate milestone payment of $30,000,000, payable upon the achievement of worldwide aggregate Net Sales of the Product (inclusive of all Indications) of at least $500,000,000, calculated on a cumulative basis for all Calendar Years (or portion thereof) and inclusive of all Net Sales applied toward achievement of Milestone 5 if Milestone 3 is achieved by or before December 31, 2030.

The CVR Agreement and the rights of holders of CVRs to achieve Milestones thereunder will terminate automatically on December 31, 2040. Each holder of a CVR and each holder of certain Company Stock Options (in accordance with the terms of the Merger Agreement) are entitled to the Milestone Payments, in each case in accordance with the terms of the CVR Agreement and the Merger Agreement. For each Milestone, the amount payable per CVR and to each Company Stock Option entitled to payment under Section 3.7(b) of the Merger Agreement (the “Out-of-the-Money Option”) will be calculated by adding the amount by which the aggregate exercise price of all Out-of-the-Money Options exceeds the aggregate Closing Amount for such Out-of-the-Money Options to the applicable milestone payment, and dividing that amount by the “Fully Diluted Share Amount” at the time of achievement of the Milestone. “Fully Diluted Share Amount” means (1) the sum of the total number of Shares outstanding prior to the Effective Time plus (2) the total number of shares of common stock of Zynerba issuable pursuant to In-the-Money Company Stock Options plus (3) the total number of shares of common stock of Zynerba issuable pursuant to Company Restricted Stock Awards plus (4) the total number of shares of common stock of Zynerba issuable pursuant to Out-of-the-Money Options with respect to such Milestone.

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Harmony, Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by Zynerba stockholders. Each holder of Shares, including holders of Company Restricted Stock Awards and certain Company Stock Options (other than Company Stock Options that have an exercise price that is equal to or greater than $2.71) will be entitled to one CVR for each Share outstanding (i) that Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights or bear a stated rate of interest and will not represent any equity or ownership interest in Harmony, Purchaser or Zynerba or any of their affiliates.

Under the terms of the CVR Agreement, Harmony will, and will cause its affiliates and any sublicensees to, use Commercially Reasonable Efforts (as defined below) to achieve each Milestone. However, use of Commercially Reasonable Efforts does not guarantee that Harmony will achieve any Milestone by a specific date or at all. Whether any Milestone is achieved will depend on many factors, some within control of Harmony and others outside the control of Harmony. Neither Harmony nor any of its affiliates may act in bad faith for the purpose of avoiding achievement of any Milestone or the payment of the Milestone Payments. More than one Milestone may be achieved in a given calendar year, but each Milestone may only be achieved once. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or whether or when any of the payments will be required of Harmony with respect to any Milestone. If a Milestone is not achieved in the applicable timeframe, the associated Milestone Payment will not be due or payable to holders of the CVRs and any associated covenants and obligations of Harmony and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement. No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs. The right to payment described above is solely a contractual right governed by the terms and conditions set forth in the CVR Agreement. Holders of CVRs will have no greater rights against Harmony than those accorded to general, unsecured creditors under applicable law.

“Commercially Reasonable Efforts” means, with respect to any given activity, the effort, expertise, and resources that would be used by a pharmaceutical company of comparable size and resources as harmony in the development or commercialization of a comparable pharmaceutical product which is of similar market potential at a similar stage of development or commercialization, in light of issues of safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of the compound, platform, or product, the regulatory structure involved, the profitability of the applicable products, product reimbursement, Harmony’s portfolio at the time of consideration, and other relevant strategic commercial factors relevant to making product portfolio decisions. Commercially Reasonable Efforts will be determined as of the applicable time of determination on an indication-by-indication (if needed) basis, and it is anticipated that the level of effort may be different for different indications and may change over time, reflecting changes in the status of the Product and the indications involved.

The CVRs will not be transferable except:

•	by will or intestacy upon death of a holder;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor;

•	pursuant to a court order;

•
by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity;

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary;

•	if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or

•	to Harmony or one of its affiliates in connection with the abandonment of such CVR by the applicable holder in accordance with the CVR Agreement.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement.

Holders of CVRs are intended third-party beneficiaries of the CVR Agreement. The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue or under any provision of the CVR Agreement, to direct the Rights Agent to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a form of which is filed as Exhibit (d)(2) to the Schedule TO (as defined below) and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Zynerba

Purpose of the Offer

The purpose of the Offer is for Harmony, through Purchaser, to acquire control of, and would be the first step in Harmony’s acquisition of the entire equity interest in, Zynerba. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.

The Zynerba Board adopted resolutions (i) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were in the best interests of Zynerba and its stockholders, (iii) resolving that the Merger Agreement will be governed by and effected under Section 251(h) of the DGCL, and (iv) recommending that the Zynerba stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the Offer is consummated, we will not seek the approval of Zynerba’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for stock of a corporation whose stock is publicly traded or held of record by more than 2,000 holders immediately prior to execution of the merger agreement, and subject to certain other statutory provisions, if, immediately following consummation of such tender offer, the acquirer holds at least the number of shares of each class of stock of the constituent corporation that, absent Section 251(h) of the DGCL, would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to take all necessary and appropriate action to complete the Merger without a vote of Zynerba stockholders in accordance with Section 251(h) of the DGCL.

Plans for Zynerba

After completion of the Offer and the Merger, Zynerba will become a wholly owned subsidiary of Harmony. In connection with Harmony’s consideration of the Offer, Harmony has developed a plan, on the basis of available information, for the combination of the business of Zynerba with that of Harmony. Harmony and Purchaser are continuing to conduct a detailed review of Zynerba and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Harmony and Purchaser will continue to evaluate the business and operations of Zynerba during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Harmony intends to review such information as part of a comprehensive review of Zynerba’s business, operations, capitalization, indebtedness and management with a view to optimizing development of Zynerba’s potential in conjunction with the Zynerba’s or Harmony’s existing businesses. Possible changes could include changes in Zynerba’s business, corporate structure, strategic mission, and management. Plans may change based on further analysis and Harmony, Purchaser and, after completion of the Offer and the Merger, the new Zynerba Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as set forth in this Offer to Purchase and the Merger Agreement, and as contemplated by the Transactions, Harmony and Purchaser have no present plans or proposals that would relate to or result in: any extraordinary corporate transaction involving Zynerba (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets); or any purchase, sale or transfer of a material amount of assets of Zynerba or any of its subsidiaries.

13.	Certain Effects of the Offer

If the Offer is consummated, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement (See Section 11 — “The Merger Agreement; Other Agreements”), Purchaser will merge with and into Zynerba pursuant to Section 251(h) of the DGCL. Since the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser and Zynerba will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the issued and outstanding Shares will be held by Harmony.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable, thereafter subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, Zynerba does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Harmony will seek to cause the delisting of the Shares on Nasdaq as promptly as practicable after the Effective Time.

If Nasdaq were to delist the Shares prior to the consummation of the Merger, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent, if any, of a public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin stock” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin stock” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Zynerba to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Zynerba, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Zynerba and persons holding “restricted securities” of Zynerba to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin stock” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the earlier of the Acceptance Time and the date of termination of the Merger Agreement, without the prior written consent of Harmony, Zynerba will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any capital stock of Zynerba or any other securities of Zynerba as specified in the Merger Agreement.

15.	Conditions of the Offer

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Harmony will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares unless, at the then-scheduled Expiration Time, the following conditions (collectively, the “Offer Conditions”) are satisfied:

(i)
there will have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares that, considered together with all other Shares, if any, beneficially owned by Harmony and its controlled affiliates, represent one more than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (such condition, the “Minimum Condition”);

(ii)	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”);

(iii)
no Governmental Entity of competent and applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger (the “Order Condition”);

(iv)
(A) the representations and warranties in the Merger Agreement of Zynerba concerning Organization and Good Standing, Authority and Binding Nature of Agreement, Tax Matters, Non-Contravention and Consents, and Brokers are true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date; (B) the representations and warranties of Zynerba concerning Capitalization are true and correct in all respects (other than de minimis inaccuracies or inaccuracies resulting from actions permitted by the Merger Agreement or consented to by Harmony) as of the date of the Merger Agreement and as of the Expiration Date; and (C) all other representations and warranties of Zynerba set forth in the Merger Agreement are true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of the Merger Agreement and as of the Expiration Date, except in the case of this clause (C) only where the failure of such representations and warranties of the Company to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (clauses (A) through (C), collectively, the “Representations Condition”);

(v)
Zynerba will have performed or complied with in all material respects the obligations or covenants it is required to perform or comply with under the Merger Agreement prior to the Expiration Date (the “Covenants Condition”);

(vi)
since the date of the Merger Agreement, there will not have occurred nor shall there be a continuing Company Material Adverse Effect or any event, condition, change, occurrence, development, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; or

(vii)
Zynerba will have delivered to Harmony, dated as of the Expiration Date, a certificate signed on behalf of Zynerba by an executive officer of Zynerba, certifying to the effect that the conditions set forth in paragraphs (v) and (vi) immediately above have been satisfied.

The foregoing conditions are for the sole benefit of Harmony and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Harmony and Purchaser, in whole or in part at any time and from time to time, in their sole discretion (except for the Minimum Condition and Termination Condition, which may not be waived by Harmony or Purchaser). The failure by Harmony, Purchaser or any other affiliate of Harmony at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by Zynerba with the SEC and other publicly available information concerning Zynerba, we are not aware of any governmental license or regulatory permit that appears to be material to Zynerba’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Zynerba’s business or that certain parts of Zynerba’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at the Expiration Time without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust. Harmony and Purchaser have determined that the acquisition of Shares in the Offer and the Merger does not require pre-closing notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

State Takeover Laws

Zynerba is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such party to the “business combination” became an “interested stockholder.” The Zynerba Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Zynerba conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that such takeover laws are inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions

The SEC adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Offer or the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Zynerba for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the merger agreement, and (ii) immediately following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Zynerba stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Harmony, Purchaser and Zynerba will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting or vote of Zynerba stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights

No appraisal rights are available to holders of Shares who tender such Shares in connection with the Offer. However, if the Merger is consummated pursuant to Section 251(h) of the DGCL, stockholders and beneficial owners (i) whose Shares were not tendered in the Offer; (ii) who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL; and (iii) who do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by the Delaware Court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within ten (10) days thereafter will notify each holder of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing such holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by Zynerba to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

Any stockholder or beneficial owner who desires to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL. All references in Section 262 of the DGCL and in this Section 17 to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

•
within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to Zynerba at 80 W. Lancaster Avenue, Suite 300, Devon, Pennsylvania 19333, Attention: Albert P. Parker, Chief Legal Officer, a written demand for appraisal of Shares held, which demand must reasonably inform Zynerba of the identity of such stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court, with a copy served on the Surviving Corporation in the case of a Petition filed by any person other than the Surviving Corporation, demanding a determination of the fair value of the Shares held or owned by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that one hundred and twenty (120) day period, appraisal rights will be lost for all holders and beneficial owners of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and no person should assume that Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by Zynerba and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court. If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners.

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners desiring to exercise any appraisal rights, or to preserve the ability to do so, and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. More information regarding Section 262 of the DGCL is set forth in the Schedule 14D-9, which is being mailed to Zynerba stockholders together with the Offer materials (including this Offer to Purchase and the related Letter of Transmittal). Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262).

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer (and do not subsequently validly withdraw such Shares prior to the Acceptance Time), you will not be entitled to exercise appraisal rights with respect to such Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for such Shares. The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.

18.	Fees and Expenses

Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interview and may request banks, brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither of Harmony nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to the beneficial owners of Shares. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser has filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file any amendments to the Schedule TO (including the exhibits to the Schedule TO, which include this Offer to Purchase and the related Letter of Transmittal). In addition, Zynerba has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Zynerba Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Copies of such documents, and any amendments thereto, are available free of charge at www.sec.gov.

No person has been authorized to give any information on behalf of Harmony or Purchaser not contained in the Schedule TO (including this Offer to Purchase or the related Letter of Transmittal). We have not authorized anyone to provide you with different or additional information and take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give. No broker, dealer, commercial bank, trust company or other person will be deemed to be the agent of Harmony, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.

Xylophone Acquisition Corp.

August 28, 2023

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND HARMONY

1.	Purchaser

The following table sets forth information about the directors and executive officers of Purchaser as of August 28, 2023. Directors are identified by an asterisk.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Sandip Kapadia*
Sandip Kapadia has served on Xylophone’s board of directors, and as Chief Executive Officer and Chief Financial Officer, since August 2023. Mr. Kapadia also serves as Harmony’s Chief Financial Officer. Mr. Kapadia previously served as Chief Financial Officer at Intercept Pharmaceuticals, Inc. (“Intercept”), a biopharmaceutical company, from July 2016 to March 2021. Prior to joining Intercept, Mr. Kapadia served as Vice President and Chief Financial Officer at Sandoz Inc., a division of Novartis AG, from July 2014 to June 2016. CEO and Director

Christian Ulrich*	Christian Ulrich has served on Xylophone’s board of directors, and as Secretary, since August 2023. Mr. Ulrich also serves as Harmony’s General Counsel and Corporate Secretary.

2.	Harmony

The following table sets forth information about the directors and executive officers of Harmony as of August 28, 2023. Directors are identified by an asterisk.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Jeffrey S. Aronin*
Jeffrey S. Aronin founded Harmony and has served on its board of directors since October 2017, and as Executive Chairman since January 2023. From October 2017 to January 2023, he served as non-executive Chairman. In June 2017, Mr. Aronin founded Paragon Biosciences which he leads as Chairman and Chief Executive Officer. From January 2011 to May 2017, Mr. Aronin was the Chairman and Chief Executive Officer of Marathon Pharmaceuticals, LLC, a private research-based biopharmaceutical company that developed drugs for rare diseases, which was subsequently acquired by PTC Therapeutics. Prior to that, Mr. Aronin founded Ovation Pharmaceuticals, Inc., or Ovation, where he served as President and Chief Executive Officer from 2000 to 2009. After Lundbeck A/S acquired Ovation in 2009, Mr. Aronin served as Chief Executive Officer of Lundbeck Inc. until 2011.

Jeffrey Dayno, M.D.*
Jeffrey Dayno, M.D., has served as Harmony’s President and Chief Executive Officer since January 2023, in both interim and permanent capacities. Dr. Dayno also served as Chief Medical Officer of Eaglet Co., now known as Zyla Life Sciences, from July 2014 to October 2017. Prior to joining Eaglet Co., Dr. Dayno served as Vice President of Global Medical Affairs at ViroPharma, Inc., from August 2011 to January 2014, at which time it was acquired by Shire Pharmaceuticals. Since March 2016, Dr. Dayno has served on the board of directors of Atrin Pharmaceuticals, LLC, a private biopharmaceutical company. Dr. Dayno completed his residency in neurology at Temple University Hospital then completed a fellowship in stroke and cerebrovascular diseases at Henry Ford Hospital in Detroit, Michigan, as part of a National Institutes of Health program grant in stroke.

Antonio Gracias*
Antonio J. Gracias has served on Harmony’s board of directors since September 2017. Since September 2001, Mr. Gracias has been Chief Executive Officer and Chief Investment Officer of Valor Management LLC, or Valor, a private equity firm. Mr. Gracias has served as a director of Castle Creek Pharmaceuticals since September 2018. He also served as a director of Marathon Pharmaceuticals, LLC from November 2013 until its acquisition by PTC Therapeutics in May 2017, and SolarCity Corporation from 2012 to 2016. Mr. Gracias has served on the board of directors of Tesla, Inc., since May 2007, including as Lead Independent Director from September 2010 to April 2019. Mr. Gracias also serves as director of SpaceX.

R. Mark Graf*
R. Mark Graf has served as a member of Harmony’s board of directors since November 2020. Mr. Graf served as Chief Financial Officer of Discover Financial Services, a publicly traded financial services company, from April 2011 to September 2019. Prior to joining Discover, he served as an Investment Advisor at Aquiline Capital Partners from 2008 to 2011 and a Partner at Barrett Ellman Stoddard Capital Partners from 2006 to 2008. Mr. Graf served as Chief Financial Officer of Fifth Third Bancorp from 2004 to 2006, and was its Corporate Treasurer from 2001 to 2004. He also served in various roles at AmSouth Bancorporation from 1994 to 2001.

Jack Bech Nielsen*
Jack B. Nielsen has served on Harmony’s board of directors since September 2017. Mr. Nielsen has served as a Managing Partner at Vivo Capital, LLC, a healthcare-focused investment firm, since August 2017, and as a consultant at Vivo Capital from March 2017 to July 2017. From April 2001 to February 2017, Mr. Nielsen worked within the Novo Holdings A/S venture activities in several roles, most recently being employed as a Senior Partner. Mr. Nielsen has served on the board of directors of Reata Pharmaceuticals, Inc., a public pharmaceutical company, since June 2006. He has also served on the board of directors of Aligos Therapeutics, Inc. since August 2018, MacuLogix, Inc. since March 2019, and ALX Oncology Limited since April 2020.

Juan A. Sabater*
Juan A. Sabater has served on Harmony’s board of directors since 2017. Mr. Sabater has served in various roles at Valor since 2010, most recently as President. Prior to joining Valor, Mr. Sabater was a Managing Director of Goldman Sachs & Co. in their Investment Banking Division, from 1998 to 2006. He also currently serves on the board of several private companies and organizations including The Frick Collection and Girls Who Code Inc. Mr. Sabater currently serves as the Co-Chairman of Augeo Affinity Marketing, Inc., and also sits on the board of trustees of The Hewitt School.

Gary Sender*
Gary Sender has served as a member of Harmony’s board of directors since August 2020. Mr. Sender served as Chief Financial Officer of Nabriva Therapeutics plc, or Nabriva, a publicly traded biopharmaceutical company engaged in the commercialization and development of innovative anti-infective agents to treat serious infections, from May 2016 to March 2021. Prior to joining Nabriva, Mr. Sender served as Chief Financial Officer and Executive Vice President at Synergy Pharmaceuticals Inc., or Synergy, a publicly traded biopharmaceutical company, from November 2015 to April 2016. Prior to joining Synergy, from August 2009 to June 2015, Mr. Sender served as Senior Vice President, Finance at Shire plc, or Shire, a biopharmaceutical company since acquired by Takeda Pharmaceutical Company Limited, supporting its Specialty Pharmaceuticals business and subsequently its Global Commercial businesses. Prior to joining Shire, Mr. Sender served as founding Chief Financial Officer of Tengion, Inc., a regenerative medicine company, from August 2004 to July 2009.

Linda Szyper*
Linda Szyper has served on Harmony’s board of directors since November 2021. Ms. Szyper currently serves as an independent life sciences consultant. Previously, she served as the Chief Operating Officer of McCann Health, a global healthcare communications company, from January 2018 to October 2021. Prior to joining McCann Health, Ms. Szyper served as the Chief Commercial Officer of Circassia, a publicly traded biotechnology and medical device company headquartered in the United Kingdom, from October 2014 to March 2017, and as the Chief Development Officer of Publicis Healthcare Communications Group, a healthcare communications network, from January 2008 to October 2014.

Andreas Wicki, Ph.DD.*
Andreas Wicki, Ph.D., has served on Harmony’s board of directors since September 2017. Dr. Wicki has served as Chief Executive Officer of HBM Healthcare Investments AG (formerly HBM BioVentures AG) since July 2001. From 1998 to 2001, Dr. Wicki was the Senior Vice President of the European Analytical Operations at MDS Inc. From 1990 to 1998, he was co-owner and Chief Executive Officer of ANAWA Laboratorien AG and Clinserve AG, two life sciences contract research companies. Dr. Wicki currently serves on the board of directors of Pacira BioSciences, Inc., a public pharmaceutical company, Buchler GmbH, HBM Healthcare Investments (Cayman) Ltd., HBM BioCapital Ltd., Viela Bio, Inc., a public clinical-stage biotechnology company, and Vitaeris, Inc., a private clinical-stage biopharmaceutical company.

Sandip Kapadia
Sandip Kapadia has served as Harmony’s Chief Financial Officer since March 2021. Mr. Kapadia previously served as Chief Financial Officer at Intercept Pharmaceuticals, Inc., a biopharmaceutical company, from July 2016 to March 2021. Prior to joining Intercept, Mr. Kapadia served as Vice President and Chief Financial Officer at Sandoz Inc., a division of Novartis AG, from July 2014 to June 2016.

Jeffrey Dierks
Jeffrey Dierks has served as Harmony’s Chief Commercial Officer since July 2018. Prior to his role as Chief Commercial Officer, Mr. Dierks served as Harmony’s Vice President of Marketing from October 2017 to July 2018. Prior to joining Harmony, Mr. Dierks served in senior marketing roles leading the U.S. Pain Care & Wakefulness portfolio from June 2014 to December 2016 and U.S. Migraine Marketing from December 2016 to October 2017 at Teva Pharmaceuticals. Before joining Teva, Mr. Dierks held commercial roles of increasing responsibility at several major pharmaceutical companies, including Janssen Pharmaceuticals Inc., Endo Pharmaceuticals and Wyeth Pharmaceuticals.

Andrew Serafin
Andrew Serafin has served as Harmony’s Chief Strategy Officer since January 2021. Previously, Mr. Serafin served as Harmony’s Chief Business Officer from December 2018 to January 2021 and as Harmony’s Senior Vice President of Business Development and Corporate Strategy from September 2017 to December 2018. Previously, Mr. Serafin served as the Vice President of Business Development at Marathon Pharmaceuticals, LLC, a private development-stage biopharmaceutical company, from August 2015 to May 2017. He also served as the Vice President of Business Development and General Counsel of AltaThera Pharmaceuticals, LLC, a private pharmaceutical company, from April 2015 to August 2015, and the Vice President of Deal Integration and Associate General Counsel of Lundbeck Inc., or Lundbeck, from July 2006 to March 2015.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:

Equiniti Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Phone: Toll-free (877) 248-6417
(718) 921-8317
Fax 718 765-8758
If delivering by hand, express mail, courier or any other expedited service: Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance.

The Information Agent for the Offer is:

1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com